    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 21, 1997

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             ADFLEX SOLUTIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 3679                                04-3186513
    (STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)              IDENTIFICATION NUMBER)

                          2001 WEST CHANDLER BOULEVARD
                            CHANDLER, ARIZONA 85224
                                 (602) 963-4584
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             ROLANDO C. ESTEVERENA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             ADFLEX SOLUTIONS, INC.
                          2001 WEST CHANDLER BOULEVARD
                            CHANDLER, ARIZONA 85224
                                 (602) 963-4584
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

                 KAREN C. MCCONNELL, ESQ.                                 THOMAS W. KELLERMAN, ESQ.
                W. T. EGGLESTON, JR., ESQ.                                  GREG T. WILLIAMS, ESQ.
                  FENNEMORE CRAIG, P.C.                                BROBECK, PHLEGER & HARRISON LLP
              3003 NORTH CENTRAL, SUITE 2600                                TWO EMBARCADERO PLACE
               PHOENIX, ARIZONA 85213-2912                                      2200 GENG ROAD
                      (602) 916-5000                                     PALO ALTO, CALIFORNIA 94303
                                                                                (415) 424-0160

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

========================================================================================================================
                                                              PROPOSED MAXIMUM    PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF             AMOUNT TO BE     OFFERING PRICE PER  AGGREGATE OFFERING      AMOUNT OF
      SECURITIES TO BE REGISTERED          REGISTERED(1)          SHARE(2)            PRICE(2)        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value...........      3,105,000           $22.625           $70,250,625          $21,288.07
========================================================================================================================

(1) Includes shares of Common Stock subject to the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices reported by the Nasdaq National Market on October 15, 1997.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 21, 1997

                                 [ADFLEX LOGO]

                                2,700,000 SHARES

                                  COMMON STOCK

     Of the 2,700,000 shares of Common Stock offered hereby, 1,307,653 shares are being offered by ADFlex Solutions, Inc. ("ADFlex" or the "Company") and 1,392,347 shares are being offered by a Selling Stockholder. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholder. On October 20, 1997, the last sale price of the Company's Common Stock, as reported on the Nasdaq National Market, was $27.1875 per share. See "Price Range of Common Stock." The Common Stock is traded on the Nasdaq National Market under the symbol "AFLX."
                              -------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                              -------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==================================================================================================
                                                  UNDERWRITING                      PROCEEDS TO
                                   PRICE TO      DISCOUNTS AND     PROCEEDS TO        SELLING
                                    PUBLIC        COMMISSIONS       COMPANY(1)      STOCKHOLDER
--------------------------------------------------------------------------------------------------
Per Share.....................        $                $                $                $
--------------------------------------------------------------------------------------------------
Total(2)......................        $                $                $                $
==================================================================================================

(1) Before deducting expenses payable by the Company, estimated at $400,000.
(2) The Company and other Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 405,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to all Selling Stockholders
    will be $          , $          , $          and $          , respectively.
                              -------------------

     The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of BancAmerica Robertson Stephens, San Francisco, California
on or about           , 1997.

BANCAMERICA ROBERTSON STEPHENS

                              HAMBRECHT & QUIST

                                             PAINEWEBBER INCORPORATED

                The date of this Prospectus is           , 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        -----
Summary...............................................................................      3
Risk Factors..........................................................................      5
Use of Proceeds.......................................................................     16
Price Range of Common Stock...........................................................     16
Dividend Policy.......................................................................     16
Capitalization........................................................................     17
Selected Consolidated Financial Data..................................................     18
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................     20
Business..............................................................................     29
Management............................................................................     42
Principal and Selling Stockholders....................................................     44
Underwriting..........................................................................     46
Legal Matters.........................................................................     47
Experts...............................................................................     48
Available Information.................................................................     48
Incorporation of Certain Documents by Reference.......................................     48
Consolidated Financial Statements.....................................................    F-1

                            ------------------------

     The logo of ADFlex is a trademark of the Company. This Prospectus also includes trademarks of other companies. All trademarks or tradenames of other companies referred to in this Prospectus are the property of their respective owners. The principal executive offices of the Company are located at 2001 West Chandler Boulevard, Chandler, Arizona 85224, telephone (602) 963-4584.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. This Prospectus may contain forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in any forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     ADFlex Solutions, Inc. ("ADFlex" or the "Company") is a leading worldwide provider of flexible circuit interconnect solutions to original equipment manufacturers ("OEMs") in the electronics industry. The Company offers a full range of customized flexible circuit applications and services from initial design, development and prototype to fabrication, assembly and test on a global basis. The Company targets high-volume markets where miniaturization, form and weight are driving factors and flexible circuits are an enabling technology. Applications for flexible circuits currently addressed by the Company include notebook computers, portable communication devices such as cellular telephones and pagers, data storage devices such as hard disk drives ("HDDs"), tape drives and arrays, and high-end consumer electronics products such as compact disk players. The Company's principal customers include Compaq, Digital Equipment, IBM, Iomega, Motorola, Nokia, Philips, Seagate, Storage Technology and other leading electronics OEMs.

     Flexible circuits consist of copper conductive patterns on flexible substrate materials, such as polyimide, and provide electrical connection between components in electronic systems. Flexible circuit interconnects frequently incorporate components such as integrated circuits ("ICs"), connectors, stiffeners, resistors and capacitors mounted directly on a flexible circuit. With the proliferation of electronic applications, electronic products have become smaller, lighter and more portable. To meet the challenges represented by the increased complexity of miniaturization, form and weight requirements, OEMs have increasingly turned to flexible circuit interconnect solutions because they minimize the weight and expense of connectors and other packaging components, conform to contoured, ergonomic shapes or small spaces and provide mechanical flexure. BPA (Technology and Management) Ltd. ("BPA") and other leading industry sources estimate that the worldwide market for flexible circuits grew by a compound annual rate of 14% per year from 1990 through 1995 and reached $2.4 billion in sales in 1996 (excluding flexible circuit interconnect assemblies). BPA and these other sources also estimate that sales of flexible circuits will grow at a compound annual rate of approximately 21% per year from 1995 through 2000. Based on this and other data, the Company believes the flexible circuit assembly market is more than two times the size of the fabricated flexible circuit market.

     At the same time that the trend toward miniaturization and portability increases product complexity, electronics OEMs face escalating time-to-market requirements. In response, the Company acquired the advanced flexible circuit assembly operations of Havant International Holdings Limited ("Xyratex"), now operating as ADFlex Solutions Limited ("ADFlex U.K."), in December 1995 to accelerate its strategy of providing a "one-stop-shop" solution to enable customers to meet time-to-market challenges. Time-to-market and cost issues have also led OEMs to focus on global sourcing from a limited number of qualified suppliers. As a result, the Company continues to migrate its flexible circuit production and assembly operations to lower cost regions, such as Mexico and Thailand, that have proximity to the Company's OEM customer base. The Company believes its "one-stop-shop" offerings of flexible circuits and assemblies are a competitive advantage that will allow it to increase its market share with existing customers and will create opportunities to attract new customers. The Company believes it is a preferred supplier for the majority of its customers' high-end and high-volume flexible circuit interconnect requirements.

                                  THE OFFERING

Common Stock Offered by the Company..............  1,307,653 shares
Common Stock Offered by the Selling
  Stockholder....................................  1,392,347 shares
Common Stock Outstanding after the Offering......  10,073,182 shares(1)
Use of Proceeds..................................  Repay certain indebtedness and for general corporate purposes, including expanding
                                                   the Company's manufacturing operations in
                                                   Thailand, other capital expenditures and
                                                   working capital.
Nasdaq National Market Symbol....................  AFLX

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (In thousands, except per share data)

                                                                                  NINE MONTHS
                                               YEAR ENDED DECEMBER 31,        ENDED SEPTEMBER 30,
                                           -------------------------------    --------------------
                                            1994        1995        1996        1996        1997
                                           -------    --------    --------    --------    --------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales................................  $77,733    $101,163    $156,836    $110,011    $159,524
Gross profit.............................   23,921      28,055      18,563      12,147      26,667
Operating income(loss)(2)................   12,117         468     (33,691)    (34,998)      9,397
Net income (loss)(2).....................    7,046      (3,723)    (25,024)    (25,484)      5,349
Net income (loss) per share(2)...........  $  1.26    $  (0.54)   $  (2.92)   $  (2.97)   $   0.60
Number of shares used in computing net
  income (loss) per share................    5,578       6,855       8,580       8,576       8,863

                                                                             SEPTEMBER 30, 1997
                                                                          -------------------------
                                                                           ACTUAL    AS ADJUSTED(3)
                                                                          --------   --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital........................................................   $ 28,386      $ 36,510
Total assets...........................................................    106,482       114,606
Long-term debt and capitalized leases..................................     25,061            61
Total equity...........................................................     47,180        80,554

---------------
(1) Based upon 8,765,529 shares outstanding as of September 30, 1997. Excludes options outstanding as of September 30, 1997 to acquire 674,636 shares of Common Stock at a weighted average exercise price of $13.41 per share and an additional 478,120 shares of Common Stock reserved for issuance under the Company's stock incentive and stock purchase plans.

(2) For the year ended December 31, 1995, the Company recorded a charge of $13.9 million related to the write-off of in-process technology in conjunction with the ADFlex U.K. acquisition. For the year ended December 31, 1996, the Company recorded a charge of $29.2 million (pre-tax) related to the restructuring of the Company's U.K. operations. See Note 2 of Notes to Consolidated Financial Statements.

(3) Adjusted to give effect to the sale of 1,307,653 shares of Common Stock offered by the Company hereby, at an assumed public offering price of $27.1875 per share, after deducting the underwriting discounts and commissions and estimated related offering expenses. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information included or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's quarterly operating results have varied in the past and may continue to fluctuate significantly in the future. At times in the past, the Company's net sales and net income have remained consistent with or decreased from the prior quarter. There can be no assurance that the Company's net sales or net income will increase from quarter to quarter. The Company experienced losses in 1995 and 1996 and could do so again in the future. Operating results are affected by a number of factors, including: the size and timing of orders from and shipments to major customers; the timing of introductions of new products and product enhancements by the Company or its competitors; the level of price and product competition; the Company's ability to develop, introduce and market new, technologically advanced products; the cyclicality of the data storage industry; trends in the electronics industry; the rescheduling or cancellation of orders by the Company's customers; variations in the Company's customer base and product mix; the availability and cost of key production materials and components; the Company's ability to effectively manage its inventory and to control costs; the financial stability of major customers; the Company's success in expanding its foreign operations; personnel changes; expenses associated with acquisitions; fluctuations in amortization and write-downs of intangible assets; exchange rate fluctuations; the number of working days in a particular quarter; and general economic factors. In recent years, the Company's gross margins have varied primarily as a result of capacity utilization, product mix, lead times, volume levels and complexity of customer orders. There can be no assurance that the Company will be able to manage the utilization of manufacturing capacity or product mix in a manner that would maintain or improve gross margins or the Company's business, financial condition, results of operations and cash flows. An interruption in manufacturing resulting from shortages of equipment, raw materials or components, fire or other natural disaster, equipment failure or otherwise would have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. The Company's expense levels are relatively fixed and are based, in part, on expectations of future revenues. Consequently, if revenue levels are even slightly below expectations, this is likely to materially adversely affect the Company's net income. Results of operations in any period are not necessarily indicative of the results to be expected for any future period. Due to all of the foregoing factors as well as other factors, it is possible that in some future quarter or quarters the Company's operating results will be below the expectations of public market analysts and investors. Such an event could have a material adverse effect on the price of the Company's Common Stock. See "-- Market and Customer Concentration," "-- Volatility of Stock Price," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VARIABILITY OF ORDERS

     The level and timing of orders placed by the Company's customers vary due to a number of factors, including customer attempts to manage inventory, changes in the customers' manufacturing strategies and variation in demand for customer products due to, among other things, technological change, new product introductions, product life cycles, competitive conditions and general economic conditions. All of the Company's sales are derived from custom-designed products to a limited number of customers in limited markets. In general, the Company's customers do not enter into long-term purchase agreements with the Company. Typically, a substantial portion of sales in a given quarter depends on obtaining orders for products to be manufactured and shipped in that same quarter. The Company relies on its estimate of anticipated future volumes when making commitments regarding the level of business that it will seek and accept, the mix of products that it intends to manufacture, the timing of production schedules and the levels and utilization of personnel and other resources. A variety of conditions, both specific to an individual customer and generally affecting a customer's industry, may cause a customer to cancel, reduce or delay orders that were previously made or anticipated. A significant portion of the Company's backlog at any time may be subject to cancellation or postponement without penalty. The Company expects order delays and reschedulings to occur in the future. The Company cannot assure the timely replacement of canceled, delayed or reduced orders. Significant or numerous cancellations, reductions or delays in orders by a customer or group of customers could materially adversely affect the Company's business, financial condition, results of operations and cash flows. Flexible circuit interconnects are manufactured using several process steps, each employing different types of capital equipment and human and other resources. Each flexible circuit interconnect requires a unique combination of those process steps. As a result, the Company may not be able to respond to an increase in demand caused by a substantial change in the mix of products in any given quarter. The failure to so respond could have a material adverse impact on the Company's business, financial condition, results of operations and cash flows. See "-- Market and Customer Concentration," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Backlog."

DEPENDENCE ON ELECTRONICS INDUSTRY

     The Company's principal customers are electronics OEMs and contract manufacturers. The electronics industry as a whole is characterized by intense competition, relatively short product life-cycles and significant fluctuations in product demand. In addition, the electronics industry is generally subject to rapid technological change and product obsolescence. Discontinuance or modifications developed in connection with next generation products containing flexible circuit interconnects manufactured by the Company could have a material adverse effect on the Company's business, financial condition and results of operations. Further, the electronics industry is subject to economic cycles and has in the past experienced, and is likely in the future to experience, recessionary periods. A recession or any other event leading to excess capacity or a downturn in the electronics industry would likely result in intensified price competition, reduced gross margins and a decrease in unit volume, all of which would have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

MARKET AND CUSTOMER CONCENTRATION

     The percentage of the Company's net sales to customers in the HDD market decreased from 70% in 1993 to 51% by the end of 1995. Immediately following the acquisition of ADFlex U.K. on December 31, 1995, however, the concentration of the Company's net sales to HDD customers returned to 70%. During early 1996, certain of the Company's HDD customers experienced structural and strategic changes that negatively impacted the Company's results of operations for 1996. Quantum Corporation ("Quantum"), which accounted for approximately 8% of the Company's net sales in 1995, announced an exclusive manufacturing agreement to purchase all of its HDD components from a Japanese company. This relationship redirected all of Quantum's flexible circuit requirements to a local Japanese supplier. Further, Hewlett-Packard Company, which accounted for approximately 6% of the Company's net sales in 1995, announced its complete withdrawal from the HDD business, resulting in unexpected and significant order cancellations in 1996. Also, during the first half of 1996, several key HDD customers experienced product delays in high-end, high capacity drive programs relating to the integration of new magneto-resistive ("MR") recording head technology, which reduced anticipated orders for that year.

     Through ongoing diversification and new market expansion efforts, primarily directed toward the communications market, the Company has been able to reduce HDD sales concentration to 42% for the quarter ended September 30, 1997. Though the Company is continuing its efforts to reduce its dependence on the HDD industry, net sales attributable to this market are expected to continue to represent the largest portion of net sales for the foreseeable future and could return to a majority of the Company's net sales. The data storage industry is cyclical and historically has experienced periods of oversupply and reduced HDD production levels, resulting in significantly reduced demand for and pricing pressures on components used in HDDs. In this regard, several major manufacturers of disk drives and disk drive components have recently announced earnings that fell below expectations. These earnings announcements have been accompanied by reduced earnings expectations for future periods. There can be no assurance that these announcements do not indicate the beginning of a significant slowdown in the growth of the data storage industry. The Company's business, financial condition, results of operations and cash flows have been adversely affected by previous downturns in the data storage industry. No assurance can be given that the Company's net sales and operating results will not continue to be adversely affected by periodic downturns in worldwide expenditures by data storage companies. Any such slowdown would have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

     The Company has expanded its revenue base to customers in the following additional markets: notebook computers, arrays, tape drives, other computer peripherals, portable communication devices and CD-ROMs. The success of the Company will continue to depend in part on its ability to diversify its revenue base. There can be no assurance that the Company will be successful in its diversification efforts. A reduction in consumer demand for the products that utilize the Company's flexible circuit interconnects would adversely affect the Company's business, financial condition, results of operations and cash flows. See "Business -- Industry Overview and Trends."

     Historically, the Company has sold a substantial portion of its flexible circuit interconnects to a limited number of customers. In 1994, 1995, 1996 and the first nine months of 1997, combined sales to Seagate Technology, Inc. ("Seagate") and IBM Corporation ("IBM") accounted for 37%, 40%, 47% and 38% of the Company's net sales, respectively. These sales were substantially in support of the HDD and notebook computer markets. In order to facilitate their manufacturing processes, the Company's customers often require that the Company sell finished interconnects to contract assemblers for further assembly. In 1994, 1995, 1996 and the first nine months of 1997, shipments to contract assemblers were 30%, 33%, 14% and 27% of net sales, respectively. Sales to a single contract assembler, Smartflex Systems, Inc. ("Smartflex"), were 19%, 19%, 8% and 6% of net sales in 1994, 1995, 1996 and the first nine months of 1997, respectively. Even though the Company's customer mix will likely change from period to period in the future, the Company expects that sales to relatively few customers, including contract assemblers, will continue to account for a high percentage of its net sales in the foreseeable future. The loss of a significant customer or a substantial reduction in orders by any significant customer, including reductions due to market, economic or competitive conditions in the computer, computer peripheral, communications and high-end consumer markets, would have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. See "Business -- Current Product Applications" and "Business -- Markets and Customers."

FOREIGN OPERATIONS AND CURRENCY FLUCTUATIONS

     The Company's primary finishing and assembly facilities are located in Aqua Prieta, Mexico and Lamphun, Thailand. In Mexico, the Company's employees are represented by a labor union and covered by a collective bargaining agreement that is subject to revision annually under Mexican labor laws. While the Company believes that it has established good relationships with its local labor forces and local governments, the dispersion of its manufacturing process over multiple countries subjects the Company to risks inherent in international operations. Those risks include potential border crossing difficulties, currency fluctuations, inflationary pressures, unexpected changes in regulatory requirements, tariffs and barriers, potentially limited intellectual property protection, changes in political climate, difficulties in coordinating and managing foreign operations, foreign labor union issues, increases in employee turnover and potentially adverse tax consequences. Any of the foregoing could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

     While ADFlex transacts business predominantly in U.S. Dollars and most of its net sales are collected in U.S. Dollars, a portion of its costs are denominated in other currencies. Changes in the relation of other currencies to the U.S. Dollar will affect the Company's cost of goods sold and operating margins and could result in exchange losses. The impact of future exchange rate fluctuations on the Company's results of operations cannot be accurately predicted.

     The Mexican Peso experienced significant devaluation relative to the U.S. Dollar in December 1994 and early 1995. The Company maintains all significant Mexico-related assets, including inventory, accounts receivable and capital equipment, on the Company's books in U.S. Dollars and only converts enough U.S. Dollars into Pesos to fund Peso-based operating costs for one to six weeks. Peso-based operating costs are primarily wages and benefits for the Company's Mexican hourly union employees. The initial devaluation reduced Mexican labor costs by nearly 40%. Since that time, however, these savings have been partially offset by a series of four wage increases each ranging from 7-10% in response to Mexican government-mandated increases in minimum wages. Further, the Peso experienced further devaluation in the later part of 1996, prompting the Mexican government to mandate a 17% increase in the minimum wage effective December 1, 1996. It is expected that the Company will continue to respond proportionately to minimum wage increases. During the nine month period ended September 30, 1997, the Thai Baht experienced significant devaluation in relation to the U.S. Dollar. As all sales and the majority of the expenses for the Thailand operation are denominated in U.S. Dollars, the devaluation is expected to have little or no impact on the Company's business, financial condition and results of operations. However, there can be no assurance that future currency fluctuations or government-mandated wage increases in Mexico, Thailand or elsewhere will not have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     During 1994, 1995, 1996 and the first nine months of 1997, international sales accounted for approximately 35%, 43%, 49% and 53% of net sales, respectively, most of which went to Asian manufacturing facilities of United States-based customers. All of the Company's net sales in 1996 and the majority of the Company's net sales in the first nine months of 1997 were made in U.S. Dollars.

MANAGEMENT OF GROWTH

     Since early 1994, the Company has experienced a period of significant growth and has increased the scale of its operations by hiring additional personnel and expanding the Company's production facilities. The Company is continuing to expand its manufacturing capacity. To manage growth effectively, the Company must add manufacturing capacity while maintaining a high level of quality and manufacturing efficiency, and must continue to enhance its operational, financial and management systems and successfully expand, train and manage its employee base. There can be no assurance that the Company will be able to effectively manage this expansion, including maintenance of high levels of product quality, customer service and satisfaction under the stresses exerted by continued growth. In the short-term, the increase in capacity can be expected to result in decreased utilization, which will likely have an adverse effect on gross margins. Any failure to manage growth effectively or any delay in adding capacity would have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company will be implementing over the next 12 to 24 months a new manufacturing control/cost accounting system. Until then, the Company is utilizing the different hardware, software and support services of Rogers Corporation ("Rogers") and the Company's former joint venture partner in Thailand to provide manufacturing control/cost accounting services in its various geographic regions. There can be no assurance that the Company will successfully implement the new system or that the implementation of the new system will occur as scheduled or that these other parties will continue to provide such services as needed.

COMPETITION

     The flexible circuit interconnect market is differentiated by customers, applications and geography, with each niche having its own combination of complex packaging and interconnection requirements. The Company believes that it competes principally on the basis of design capability, price, quality, response time to design changes and technological advancements in underlying applications and the ability to offer a total flexible circuit interconnect solution, including the ability to ramp rapidly up to and down from volume production and to provide assembly and test services. In addition, during periods of recession or economic slowdown in the electronics industry and other periods when excess capacity exists, electronics OEMs become more price sensitive, which could have a material adverse effect on flexible circuit interconnect pricing. The Company believes that once an OEM has selected a particular vendor to design and manufacture a flexible circuit interconnect, the OEM generally relies upon that vendor's design for the life of that specific application and, to the extent possible, subsequent generations of similar applications. Accordingly, it is difficult to achieve significant sales to a particular customer with respect to any application once another vendor has been selected to design and manufacture the flexible circuit interconnect used in that application. While this market paradigm may provide a barrier to the Company's competitors in the markets served by the Company, it also may present an obstacle to the Company's entry into other markets. The Company has targeted several markets as areas for its growth, but there can be no assurance that the Company will be able to achieve significant sales in any of these new, targeted markets.

     The flexible circuit interconnect market is highly competitive. The Company experiences competition worldwide from a number of leading foreign and domestic providers such as Nippon Mektron ("NOK"), Fujikura Ltd. ("Fujikura"), Nitto Denko ("Nitto"), Multi-Fineline Electronix, Inc. ("M-Flex"), Sheldahl, Inc. ("Sheldahl") and Parlex Corporation ("Parlex"). NOK and Fujikura are Japan-based suppliers substantially larger than the Company with greater financial and other resources. Although the Company believes that a significant portion of the sales of these companies are in direct competition with the Company, the Company also believes that both of these competitors derive a majority of their revenues from Japan-based system manufacturers in the consumer goods market segment. M-Flex, Sheldahl and Parlex are U.S.-based flexible circuit manufacturers that have lower sales of polyimide flexible circuits than the Company and have historically targeted suppliers of computers, communication and automotive services and the military, respectively. Expansion of the Company's existing products or services could expose the Company to new competition. Moreover, new developments in the electronics industry could render existing technology obsolete or less competitive and could potentially introduce new competition into the market. There can be no assurance that the Company's competitors will not develop enhancements to, or future generations of, competitive products or services that will offer superior price or performance features to those of the Company or that new competitors will not enter the Company's markets. Finally, as many of the Company's competitors are based in foreign countries, they have cost structures and prices based on foreign currencies. Accordingly, currency fluctuations could cause the Company's dollar-priced products to be less competitive than its competitors' products priced in other currencies.

     Since its December 1996 acquisition of ADFlex U.K., the Company competes in assembly with leading flexible circuit assembly providers such as Smartflex and Solectron Corp. ("Solectron"). The Company believes that competition in assembly is primarily driven by availability of assembly technology, price and cycle time. The Company believes that it will compete favorably with these competitors because it offers its customers a complete flexible circuit interconnect solution including design, fabrication, assembly and testing.

     The Company's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price/performance characteristics. Competitive pressures often necessitate price reductions which can adversely affect operating results. The Company will be required to make a continued high level of investment in product development and research, sales and marketing and ongoing customer service and support to remain competitive.

There can be no assurance that the Company will have sufficient resources to continue to make such investments or that the Company will be able to make the technological advances necessary to maintain its competitive position in the flexible circuit interconnect market. There can be no assurance that existing or future competitors will not be able to duplicate the Company's strategies, that the Company will be able to compete successfully in the future, or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. See "Business -- Competition."

TECHNOLOGICAL CHANGE, PROCESS DEVELOPMENT AND PROCESS DISRUPTION

     The market for the Company's products and services is characterized by rapidly changing technology, evolving industry standards and continuing process development. The Company's customers strive to introduce new products and enhancements frequently, with relatively short product life cycles. New product introductions by the Company's customers typically result in new technological challenges for the Company. As a result, the Company must continue to enhance its products and services and develop and manufacture improved products and services. This has and will continue to require substantial investments by the Company in research and development. The Company is highly dependent on its close working relationships with certain of its key customers to advance its technologies. The termination of any one of these key relationships for any reason could have a material adverse effect on the Company's ability to anticipate and develop necessary technological changes to its products and services. The future success of the Company will depend in large part upon its ability to maintain and enhance its technological capabilities, develop and market products and services that meet changing customer needs and successfully anticipate or respond to technological changes, on a cost-effective and timely basis. Moreover, the Company's success will depend to a significant extent on the success achieved by its customers in developing and marketing their products, some of which are new and untested. In addition, the electronics interconnect industry could in the future encounter competition from new technologies that render existing flexible circuit interconnect technologies less competitive or obsolete, including technologies that may reduce the number of flexible circuit interconnects required in electronic components. There can be no assurance that the Company will effectively respond to the technological requirements of the changing market. To the extent the Company determines that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies and equipment are likely to continue to require significant capital investment by the Company. There can be no assurance that capital will be available for this purpose in the future or that investments in new technologies will result in commercially viable technological processes or that there will be commercial applications for these technologies. Moreover, there can be no assurance that failures or disruptions will not occur in the Company's highly complex manufacturing processes. Process failures or disruptions can result in delays in certain product shipments. The loss of revenue and earnings to the Company from such a technological change, process development or process disruption could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

MANUFACTURING CAPACITY AND OTHER MANUFACTURING RISKS

     The Company believes its long-term competitive position may depend in part on its ability to increase manufacturing capacity, and a significant portion of the proceeds of this offering will be used for this purpose. The Company currently occupies 25,000 square feet in Thailand pursuant to a lease agreement that expires December 31, 1998. The Company is actively pursuing its options for expanded, long-term space in Thailand, including through acquisitions, expansion of its current facilities, or development of new facilities. Certain of these avenues could require substantial additional capital, and there can be no assurance that such capital would be available when needed. Further, there can be no assurance that the Company will be able to acquire sufficient capacity or successfully integrate and manage such additional facilities. In addition, any expansion of the Company's manufacturing capacity would significantly increase its fixed costs, and the future profitability of the Company will depend in part upon its ability to use its manufacturing capacity in an effective manner. Any failure to obtain sufficient capacity or to successfully integrate and manage additional manufacturing facilities could adversely impact the Company's relationships with its customers and could materially adversely affect the Company's business, financial condition, results of operations and cash flows. In addition, any natural disaster such as a fire, flood or earthquake that results in an interruption of manufacturing at one of the Company's facilities would have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

     The Company's products are highly complex. The Company has experienced and may in the future experience manufacturing delays due to technical difficulties. In addition, all of the Company's products must be customized to meet individual product specification requirements. The customization of a customer order may require new technical capabilities not previously incorporated successfully into the Company's products. Because of limitations on manufacturing capacity, the Company may be unable to complete the customized development or technical specifications of its customers in a timely manner. Any significant failure in this regard could adversely impact the Company's relationships with its customers and could materially adversely affect the Company's business, financial condition, results of operations and cash flows. In addition, due to the customized nature of the Company's products, the Company has in the past and may in the future incur substantial unanticipated costs in a product's development and production, such as increased cost of components due to expediting charges, other purchasing inefficiencies and greater than expected engineering and quality control costs which cannot be passed on to the customer. The occurrence of any of such events in the future could materially adversely affect the Company's business, financial condition, results of operations and cash flows.

LIMITED SOURCES OF SUPPLY

     The Company purchases raw circuit materials, process chemicals and various components from multiple outside sources. For components, the Company typically makes short-term purchasing commitments to key suppliers for specific customer programs. These commitments are usually made for three to six month periods. These suppliers commit to provide cooperative engineering, as required, and in some cases to maintain a local inventory in order to provide shorter lead times and reduced inventory levels for ADFlex. In most cases, suppliers are approved, and are often dictated, by the Company's customers. For process chemicals, the Company relies on a limited number of key suppliers. Alternate chemical products are available from other sources, but process chemical changes would often require qualification of the processes, which could take weeks or months to complete.

     The Company currently purchases a number of its components, process chemicals and other materials from a single source. For example, the Company has a supply agreement with Rogers for the supply of certain materials used in the Company's flexible circuit interconnects. In the United States, these products are available only from a limited number of suppliers. The Company's agreement with Rogers expires on December 31, 1998 and can be terminated prior to expiration by mutual consent or for material breach upon 30 days' notice. Under the supply agreement, ADFlex has agreed to purchase a percentage of its circuit materials needs from Rogers, assuming that Rogers is able to meet the materials specifications, performance requirements and delivery as required by the Company and it customers.

     While viable alternate suppliers exist, because of the Company's limited inventory of raw materials, tight manufacturing cycles and the significant amount of time required to qualify new suppliers, single sourcing is expected to continue. Consequently, any unanticipated interruption of material supplies or components would have at least a short-term material adverse effect on the Company and could damage its customer relationships.

INTELLECTUAL PROPERTY

     The Company believes that, due to its customers' demands for rapid technological advances and the resulting limited product life-cycles, the success of its business depends more on the technical and engineering expertise, creativity, marketing and service abilities of its employees than on patents, trademarks and copyrights. Nevertheless, the Company owns patents and has a policy of seeking patents when appropriate on inventions concerning new products and improvements as part of its ongoing research, development and manufacturing activities. There can be no assurance that any patents issued to the Company will provide a competitive advantage or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or design around the patents issued to the Company. In addition, there can be no assurance that foreign intellectual property laws or the Company's agreements will protect the Company's intellectual property rights in any foreign country. Any failure to protect the Company's intellectual property rights could have a material adverse effect upon the Company's business, financial condition, results of operations and cash flows.

     The Company also has applied for certain United States and foreign trademarks. In addition, the Company relies upon trade secret protections for its confidential and proprietary information. The Company routinely enters into confidentiality agreements with its customers, vendors, consultants and employees. There can be no assurance, however, that others will not independently gain information and techniques or otherwise gain access to the Company's trade secrets or that the Company can meaningfully protect its trade secrets.

     No claims have been asserted against the Company for infringement of the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all. If infringement were established, the Company could be required to pay damages or be enjoined from making, using or selling the infringing product. Likewise, there can be no assurance that a third party's product, if infringing on the Company's proprietary rights, may be prevented from doing so without litigation. Any of the foregoing could have a material adverse effect upon the Company's business, financial condition, results of operations and cash flows. See "Business -- Intellectual Property."

ENVIRONMENTAL REGULATIONS

     The Company is subject to a variety of environmental laws relating to the storage, discharge, handling, emission, generation, manufacture, use and disposal of chemicals, solid and hazardous waste and other toxic and hazardous materials used to manufacture the Company's products. The Company has conducted environmental studies of its facility in Chandler, Arizona, which revealed soil contamination that may require remediation. Further studies including a site specific risk analysis were conducted and a number of remediation options have been proposed. Based on these studies, the Company believes that the costs associated with the investigation and remediation of this situation will not have a material adverse effect on its operations or financial condition. However, given the uncertainties associated with environmental contamination, in the future there can be no assurance that such costs will not have a material adverse impact on the Company. Pursuant to the agreements governing the acquisition of the flexible circuit fabrication operations of Rogers, Rogers has retained all environmental liabilities relating to the purchased assets prior to the closing date. While Rogers currently has sufficient assets to fulfill its obligations under the acquisition agreements, if environmental liabilities requiring remediation are discovered and the Company was unable to enforce the acquisition agreement against Rogers, the Company could become subject to costs and damages relating to such environmental liabilities. Any such costs and damages imposed on the Company could materially adversely affect the Company's business, financial condition, results of operations and cash flows.

     In mid 1995, the Company acquired a manufacturing facility located in Agua Prieta, Mexico. In connection with this acquisition, the Company conducted an environmental study of the facility which indicated there is contamination by hazardous materials in the soil and groundwater. Pursuant to the purchase agreement, the sellers submitted a remediation plan to the appropriate Mexican authorities, and the plan was approved in May 1997. Subsequent remediation is proceeding and expected to be complete by the end of 1997. The sellers' obligation for the cost of remediation is limited to $2.5 million. A total of $1.0 million is being held in escrow pending the sellers' performance of their environmental obligations under the agreement. It is expected that the escrow balance will be adequate to complete the required remediation according to the approved plan. While the Mexican government has approved the existing remediation plan and U.S. standards generally do not apply in Mexico, it is possible that additional remedial work could be required in the future since the approved plan will not remove all contaminated soil and will not address groundwater. Given the uncertainties associated with environmental contamination, including possible claims by third parties, there can be no assurance that future remedial costs or liabilities will not have a material adverse impact on the Company.

     The Company believes that it has been operating its facilities in substantial compliance in all material respects with existing environmental laws and regulations. However, the Company cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. For this reason, the Company has decided to implement environmental management systems geared toward minimizing the negative impacts and reducing potential financial risks arising from environmental issues. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of regulatory agencies, could require substantial expenditures by the Company and could adversely affect the results of operations of the Company. See
"Business -- Environmental Controls."

DEPENDENCE ON KEY PERSONNEL AND MEXICAN UNION RELATIONS

     The Company's future operating results depend in significant part upon the continued contribution of its Chief Executive Officer and other key management and technical personnel, many of whom would be difficult to replace. None of such persons has an employment contract with the Company. The loss of any of these officers or key personnel could have a material adverse effect on the business, financial condition and results of operations of the Company. In addition, the Company's future operating results depend in part upon its ability to attract and retain other qualified management, technical, sales and support personnel for its operations. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The failure to attract or retain such persons could materially adversely affect the Company's business, financial condition, results of operations and cash flows. Certain of the Company's employees located in Mexico are represented by a labor union and covered by a collective bargaining agreement that is subject to revision annually under Mexican labor laws. The Company has not experienced an employee-related work stoppage. The Company believes that its relationship with its union and other employees is good, but there can be no assurance that the Company will be able to successfully negotiate with the labor union in Mexico in the future. See
"Business -- Employees."

FUTURE CAPITAL NEEDS

     The development and manufacture of flexible circuit interconnects is highly capital intensive. In order to remain competitive, the Company must continue to make significant expenditures for capital equipment, expansion of operations and research and development. The Company expects that the proceeds from this offering, together with its existing cash balances, funds generated from operations and borrowings under its line of credit, will be sufficient to finance its operations for at least the next twelve months. The Company expects that substantial capital will be required to expand its manufacturing capacity and fund working capital for anticipated growth. To the extent the foregoing financial resources are insufficient to fund these activities, the Company will need to raise additional funds either through borrowings or further equity financings. There can be no assurance that additional capital will be available on reasonable terms or at all. The inability of the Company to obtain adequate additional financing on reasonable terms when needed would have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH ACQUISITIONS AND JOINT VENTURES

     On December 31, 1995, the Company purchased the flexible interconnect division and certain net assets of Xyratex, now operating as ADFlex U.K., located in England. As a result of the acquisition, the Company wrote off $13.9 million of in-process technology. The Company's U.K. operations included advanced assembly technology and assembly processes entailing the attachment of ICs and surface mounted components onto flexible circuits. In August 1996, the Company announced the establishment of a joint venture located in Lamphun, Thailand with Hana Microelectronics ("Hana") to produce and test advanced chip-on-flex and surface mount technology assemblies. The joint venture, ADFlex Thailand Limited ("ATL"), initially was 80% owned by the Company. Initial shipments from Thailand through this joint venture began in the fourth quarter of 1996. The Company purchased the remaining 20% equity interest in ATL from Hana in September 1997.

     During 1996, the Company's U.K. operations experienced a substantial reduction in net sales levels from levels maintained in the latter part of 1995. The reduction in net sales resulted in decreased capacity utilization. Additionally, manufacturing yields on certain new parts were substantially lower than anticipated by the Company in the third quarter of 1996. As a result of lower net sales and decreased utilization and the resulting negative impact on the Company's financial position, the Company announced at the close of the third quarter of 1996 that it would restructure its assembly operations in the U.K. and transfer production to Thailand. As part of this restructuring, the Company recorded the following in the third quarter of 1996: $13.5 million write-off of intangible assets, $8.8 million write-down of property, plant and equipment and $6.9 million in employee and lease termination charges. Through September 30, 1997, the Company had paid $3.2 million in employee and lease termination costs. The remaining accrual for employee and lease terminations is approximately $3.7 million, which the Company believes is adequate to cover remaining liabilities. There can be no assurance that the Company will not incur similar write-offs in the future in connection with future acquisitions, if any.

     The Company has limited experience in integrating acquired companies or technologies into its operations. Although it has no present plans to do so, the Company may from time to time in the future pursue other joint ventures or the acquisition of other companies, assets, products or technologies. Joint ventures and acquisitions involve numerous risks, including: difficulties in assimilating the operations, products, personnel and cultures of the acquired companies; the ability to manage geographically remote units effectively; the diversion of management attention from other day-to-day business concerns; difficulties entering markets in which the Company has limited or no direct experience; and the potential loss of key employees of the acquired companies. In addition, acquisitions may result in dilutive issuances of equity securities, incurrence of additional debt, reduction of existing cash balances, amortization expenses related to goodwill and other intangible assets and other charges to operations that may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. Moreover, there can be no assurance that any equity or debt financings proposed in connection with any acquisition would be available to the Company on acceptable terms, or at all, if suitable strategic acquisition opportunities were to arise. Although the Company expects to analyze any opportunity before committing its resources, there can be no assurance that any joint venture or acquisition will result in short-term or long-term benefits to the Company or that it will be able to manage any resulting business effectively and profitably.

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Preferred Shares Rights Agreement, certain provisions of the Company's Certificate of Incorporation, equity incentive plans, By-laws and Delaware law may discourage certain transactions involving a change in control of the Company. In addition to the foregoing, the ability of the Company's Board of Directors to issue "blank check" preferred stock without further stockholder approval could have the effect of delaying, deferring or preventing a change in control of the Company.

VOLATILITY OF STOCK PRICE

     The Company's Common Stock has experienced significant price volatility historically, and such volatility may continue to occur in the future. Historically, the Company's Common Stock has had a relatively limited trading volume and as a result, trading of relatively small blocks of stock can have a significant impact on the price at which the Common Stock is traded. The Company believes that factors such as announcements of developments related to the Company's business, fluctuations in the Company's operating results, general conditions in the flexible circuit interconnect market and the markets served by the Company or the worldwide economy, an outbreak of hostilities, a shortfall in revenue or earnings from securities analysts' expectations, announcements of technological innovations or new interconnect products or enhancements by the Company or its competitors, developments in patents or other intellectual property rights and developments in the Company's relationships with its customers and suppliers could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the market for shares of small capitalization stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance.

FORWARD-LOOKING STATEMENTS

     This Prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in any forward-looking statements as a result of the Risk Factors set forth above and the matters set forth elsewhere in this Prospectus. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

                                USE OF PROCEEDS

     The proceeds to the Company from the sale of the 1,307,653 shares of Common Stock offered by the Company hereby, after deducting underwriting discounts and offering expenses, are estimated to be approximately $33.4 million ($43.0 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $27.1875 per share. The proceeds of this offering will be used to pre-pay the Company's existing term loan ($25.3 million) and for general corporate purposes, including expanding the Company's manufacturing operations in Thailand, other capital expenditures and working capital. Pending such uses, the Company intends to invest the net proceeds in short-term, interest-bearing, investment-grade securities. The Company will not receive any proceeds from the sale of Common Stock offered by the Selling Stockholder hereby.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock commenced trading on the Nasdaq National Market on September 27, 1994 and is traded under the symbol "AFLX." The following table sets forth for the calendar periods indicated the high and low closing prices per share of Common Stock as reported on the Nasdaq National Market.

1995                                                                              HIGH
                                                                                  -----   LOW
  First Quarter...............................................................    $221/4  $16
  Second Quarter..............................................................     281/2   191/2
  Third Quarter...............................................................     291/4   193/4
  Fourth Quarter..............................................................     311/4   193/4

1996
  First Quarter...............................................................     27      101/2
  Second Quarter..............................................................     18       97/8
  Third Quarter...............................................................     14      113/4
  Fourth Quarter..............................................................     14       73/8

1997
  First Quarter...............................................................     161/8   103/4
  Second Quarter..............................................................     19      113/4
  Third Quarter...............................................................     28 1/2  143/4
  Fourth Quarter (through October 20).........................................     273/16  22 /16
                                                                                  ----    ----
                                                                                    -       -

     On October 20, 1997, the last sale price of the Common Stock as reported on the Nasdaq National Market was $27.1875 per share. As of September 30, 1997, there were approximately 57 holders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock, but has twice issued stock dividends in connection with stock splits. The Company currently intends to retain future earnings, if any, to fund the operation and expansion of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The Company's current bank line of credit limits the payment of cash dividends on the Company's Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1997, and as adjusted to reflect the sale of 1,307,653 shares of Common Stock offered by the Company hereby at an assumed public offering price of $27.1875 per share. This table should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                          SEPTEMBER 30, 1997
                                                                       ------------------------
                                                                        ACTUAL      AS ADJUSTED
                                                                       --------     -----------
                                                                            (In thousands)
Long-term debt and capitalized leases(1).............................  $ 25,061      $      61
Stockholders' equity:
  Preferred Stock, $.01 par value per share, 10,000,000 shares
     authorized, none issued or outstanding..........................        --             --
  Common Stock, $.01 par value per share, 40,000,000 shares
     authorized, 8,765,529 shares issued and outstanding and
     10,073,182 shares issued outstanding as adjusted(2).............        88            101
  Additional paid-in capital.........................................    62,082         95,443
  Retained earnings (deficit)........................................   (14,990)       (14,990)
                                                                       --------       --------
     Stockholders' equity............................................    47,180         80,554
                                                                       --------       --------
          Total capitalization.......................................  $ 72,241      $  80,615
                                                                       ========       ========

---------------
(1) See Note 7 of Notes to Consolidated Financial Statements for information concerning the Company's long-term line of credit and Note 13 of Notes to Consolidated Financial Statements for information concerning the Company's capitalized leases at September 30, 1997.

(2) Based upon 8,765,529 shares outstanding as of September 30, 1997. Excludes options outstanding as of September 30, 1997 to acquire 674,636 shares of Common Stock at a weighted average exercise price of $13.41 per share and an additional 478,120 shares of Common Stock reserved for issuance under the Company's stock incentive and stock purchase plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for ADFlex and the flexible interconnect division of Rogers (the "Predecessor") should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The selected consolidated statements of operations data for the years ended December 31, 1994, 1995 and 1996 and the selected consolidated balance sheets data at December 31, 1995 and 1996 have been derived from the consolidated financial statements of the Company included elsewhere in this Prospectus, which have been audited by Ernst & Young LLP, independent auditors, whose report thereon is included elsewhere in this Prospectus. The selected consolidated statement of operations data for the year ended December 31, 1992 for the Predecessor and the pro forma combined selected consolidated statement of operations data for the year ended December 31, 1993, and the selected consolidated balance sheets data at December 31, 1992, 1993 and 1994 have been derived from the audited consolidated financial statements of the Company and the Predecessor not included in this Prospectus. The selected consolidated statements of operations data for the nine months ended September 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of the Company, which include all adjustments the Company considers necessary for a fair presentation of the financial information set forth therein. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of results that may be expected for the Company's year ending December 31, 1997.

                                                                                                             NINE MONTHS
                                                                                                                ENDED
                                                              YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                                             ---------------------------------------------------------   -------------------
                                                            PRO FORMA
                                             PREDECESSOR   COMBINED(2)              COMPANY                    COMPANY
                                             -----------   -----------   -----------------------------   -------------------
                                                1992          1993        1994       1995       1996       1996       1997
                                             -----------   -----------   -------   --------   --------   --------   --------
                                                                (In thousands, except per share amounts)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA(1):
Net sales..................................   $  46,714      $48,892     $77,733   $101,163   $156,836   $110,011   $159,524
Cost of sales..............................      44,227       37,651      53,812     73,108    138,273     97,864    132,857
                                               --------     --------     --------  ---------  ---------  ---------  ---------
    Gross profit...........................       2,487       11,241      23,921     28,055     18,563     12,147     26,667
Engineering, research & development........       1,045        2,011       3,697      4,548      7,366      5,376      5,987
Selling, general & administrative..........       8,586        5,256       8,107      9,119     13,254     10,135     11,283
Write-off of in-process technology(3)......          --           --          --     13,920         --         --         --
Amortization of intangible assets..........          --           --          --         --      2,386      2,386         --
Restructuring charges(3)...................          --           --          --         --     29,248     29,248         --
Cost reduction charge......................      18,716           --          --         --         --         --         --
                                               --------     --------     --------  ---------  ---------  ---------  ---------
    Total operating expenses...............      28,347        7,267      11,804     27,587     52,254     47,145     17,270
                                               --------     --------     --------  ---------  ---------  ---------  ---------
Operating income (loss)(2).................     (25,860)       3,974      12,117        468    (33,691)   (34,998)     9,397
Interest income (expense), net.............          --         (314)        (48)       872     (1,288)      (876)    (1,400)
Other income (expense), net................         792           --         107         64         92        142       (175)
Minority interest in consolidated joint
  venture..................................          --           --          --         --        109         --       (181)
                                               --------     --------     --------  ---------  ---------  ---------  ---------
Income (loss) before income taxes..........     (25,068)       3,660      12,176      1,404    (34,778)   (35,732)     7,641
Income taxes (benefit).....................          --        1,469       5,130      5,127     (9,754)   (10,248)     2,292
Cumulative effect of change in accounting
  for allocation of costs for post
  retirement benefits......................         994           --          --         --         --         --         --
                                               --------     --------     --------  ---------  ---------  ---------  ---------
Net income (loss)(2).......................   $ (26,062)     $ 2,191     $ 7,046   $ (3,723)  $(25,024)  $(25,484)  $  5,349
                                               ========     ========     ========  =========  =========  =========  =========
Net income (loss) per share(2).............                  $  0.48     $  1.26   $  (0.54)  $  (2.92)  $  (2.97)  $   0.60
                                                            ========     ========  =========  =========  =========  =========
Number of shares used in computing net
  income (loss) per share..................                    4,578       5,578      6,855      8,580      8,576      8,863
                                                            ========     ========  =========  =========  =========  =========

                                                                      DECEMBER 31,
                                              ------------------------------------------------------------
                                                                                                                  COMPANY
                                              PREDECESSOR                       COMPANY                        -------------
                                              -----------     --------------------------------------------     SEPTEMBER 30,
                                                 1992          1993        1994         1995        1996           1997
                                              -----------     -------     -------     --------     -------     -------------
                                                                              (In thousands)
CONSOLIDATED BALANCE SHEETS DATA:
Working capital.............................    $ 8,534       $ 2,557     $32,443     $ 20,636     $ 9,102       $  28,386
Total assets................................     15,453        10,470      47,703      106,918      93,181         106,482
Long-term debt and capitalized leases.......         --            --         471        7,851       7,689          25,061
Total stockholders' equity..................      8,534         3,362      37,764       63,554      40,289          47,180

---------------
(1) The Company was formed in February 1993 and acquired certain assets and assumed certain liabilities of the Predecessor on June 28, 1993. The Predecessor reported on a 52-week fiscal year ending nearest December 31. The Company has adopted calendar year reporting. For purposes of presentation of the Consolidated Financial Statements, all annual periods are assumed to end on December 31.

(2) Pro forma combined financial data for the year ended December 31, 1993 includes the combined results of operations for: (i) the Predecessor for the period from January 1, 1993 to June 27, 1993; and (ii) the Company for the period from June 28, 1993 to December 31, 1993, as if the acquisition from Rogers had been consummated on January 1, 1993. The following table presents selected historical financial data and pro forma adjustments for the Predecessor and the Company:

                                                                        YEAR ENDED DECEMBER 31, 1993
                                                            -----------------------------------------------------
                                                                                         PRO FORMA      PRO FORMA
                                                            PREDECESSOR     COMPANY     ADJUSTMENTS     COMBINED
                                                            -----------     -------     -----------     ---------
    Net sales.............................................    $23,348       $25,544       $    --        $48,892
    Cost of sales.........................................     18,783       18,623            245         37,651
                                                              -------       -------       -------        -------
      Gross profit........................................      4,565        6,921           (245)        11,241
    Engineering, research & development...................          5        1,108            898          2,011
    Selling, general & administrative.....................      3,183        3,343         (1,270)         5,256
                                                              -------       -------       -------        -------
      Total operating expenses............................      3,188        4,451           (372)         7,267
                                                              -------       -------       -------        -------
    Operating income......................................      1,377        2,470            127          3,974
    Interest income (expense), net........................         --         (193)          (121)          (314)
    Other income (expense), net...........................        446           --           (446)            --
                                                              -------       -------       -------        -------
    Income (loss) before income taxes.....................      1,823        2,277           (440)         3,660
    Income taxes..........................................         --          915            554          1,469
                                                              -------       -------       -------        -------
    Net income (loss).....................................    $ 1,823       $1,362        $  (994)       $ 2,191
                                                              =======       =======       =======        =======

(3) For the year ended December 31, 1995, the Company recorded a charge of $13.9 million related to the write-off of in-process technology in conjunction with the ADFlex U.K. acquisition. For the year ended December 31, 1996, the Company recorded a charge of $29.2 million (pre-tax) related to the restructuring of the Company's U.K. operations. See Note 2 of Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     ADFlex is a leading worldwide provider of flexible circuit interconnect solutions to OEMs in the electronics industry. The Company offers a full range of customized flexible circuit applications and services from initial design, development and prototype to fabrication, assembly and test on a global basis. The Company targets high-volume markets where miniaturization, form and weight are driving factors and flexible circuits are an enabling technology. Applications for flexible circuits currently addressed by the Company include notebook computers, portable communication devices such as cellular telephones and pagers, data storage devices such as HDDs, tape drives and arrays, and high-end consumer electronics products such as compact disk players. The Company's principal customers include Compaq, Digital Equipment, IBM, Iomega, Motorola, Nokia, Philips, Seagate, Storage Technology and other leading electronics OEMs.

     The Company was organized under Delaware law in February 1993 to acquire the flexible circuit fabrication operations of Rogers. The Rogers acquisition was consummated in June 1993. In December 1995, the Company purchased ADFlex U.K., an advanced flexible circuit assembly company located in England. The acquisition enabled the Company to offer its customers a single source solution for their interconnect requirements that can shorten their time to market and lower their costs. This acquisition also changed the financial metrics of the Company because assembly businesses typically have significantly lower gross margins than fabrication businesses. In connection with the acquisition of ADFlex U.K., the Company had a one-time write-off of $13.9 million for in-process technology during 1995.

     In an effort to increase its global sourcing opportunities and to decrease its operating costs, the Company expanded its worldwide manufacturing operations with the establishment of a joint venture located in Lamphun, Thailand with Hana in August 1996. The joint venture, ATL, which was 80% owned by the Company, targets the production and testing of advanced chip-on-flex and other surface mount technologies for flexible circuit assemblies. Initial shipments from Thailand began in the fourth quarter of 1996, and volume production was attained in the third quarter of 1997. The Company purchased the remaining 20% equity interest in ATL from Hana in September 1997 for $0.5 million at the closing and a promissory note in the principal amount of $2.8 million payable by September 30, 1998.

     The Company provides flexible circuit interconnect products to a diverse group of markets. Historically, the HDD market has represented the majority of the Company's sales for 1994, 1995 and 1996 at 55%, 51% and 62% of total sales, respectively. During the third quarter of 1997, the percentage of sales to the HDD market declined to 42%. Through new market expansion efforts, the Company is continuing its efforts to reduce the impact of the cyclicality of the HDD industry on its business. However, net sales attributable to this market are expected to continue to represent the largest industry segment for the foreseeable future. Accordingly, the occurrence of significant slowdowns or changes in this industry would likely have a material adverse effect on the Company's operating results. See "Risk Factors -- Market and Customer Concentration."

     During 1996, the Company's U.K. operations experienced a substantial reduction in net sales levels from levels maintained in the latter part of 1995, primarily related to a decrease in its HDD business. The reduction in net sales resulted in decreased capacity utilization. Additionally, manufacturing yields on certain new parts in the third quarter were substantially lower than anticipated by the Company. As a result of lower net sales, under-utilized capacity and the resulting negative financial performance, the Company began restructuring its volume assembly operations in the U.K. and transferring these operations to Thailand during the third quarter of 1996. As part of this restructuring, the Company recorded the following in the third quarter of 1996:
$13.5 million write-off of intangible assets, $8.8 million write-down of property, plant and equipment and $6.9 million in employee and lease termination charges. Through September 30, 1997, the Company had paid out $3.2 million in employee and lease termination costs. The remaining accrual for employee and lease terminations is approximately $3.7 million, which the Company believes is adequate to cover remaining liabilities.

     The transfer of the Company's U.K. assembly operations to Thailand was completed during the third quarter of 1997. Initial shipments from Thailand began in the fourth quarter of 1996 and the Company reached volume production in the third quarter of 1997. During the first nine months of 1997, net sales from the Company's Thailand operations were approximately $17.0 million, $10.1 million of which were during the third quarter. No assurances can be given that the Company will sustain the benefits anticipated due to the lower cost structure of the Thailand operations. The Company maintains a technology and pilot production facility and a sales and service organization in the U.K. to support its European customers.

RESULTS OF OPERATIONS

     The following table sets forth certain Consolidated Statements of Operations data as a percentage of net sales. The table and the discussion below should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto that appear elsewhere in this Prospectus.

                                                                                    NINE MONTHS
                                                                                       ENDED
                                                 YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                              -----------------------------     -------------------
                                              1994      1995(1)     1996(1)     1996(1)      1997
                                              -----     -------     -------     -------     -------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales...................................  100.0%     100.0%      100.0%      100.0%      100.0%
Cost of sales...............................   69.2       72.3        88.2        89.0        83.3
                                              -----      -----       -----       -----       -----
          Gross profit......................   30.8       27.7        11.8        11.0        16.7
Engineering, research & development.........    4.8        4.5         4.7         4.9         3.7
Selling, general & administrative...........   10.4        9.0         8.5         9.2         7.1
Write-off of in-process technology..........     --       13.7          --          --          --
Amortization of intangible assets...........     --         --         1.5         2.1          --
Restructuring charges.......................     --         --        18.6        26.6          --
                                              -----      -----       -----       -----       -----
          Total operating expenses..........   15.2       27.2        33.3        42.8        10.8
                                              -----      -----       -----       -----       -----
Operating income (loss).....................   15.6        0.5       (21.5)      (31.8)        5.9
Interest income (expense), net..............     --        0.9        (0.7)       (0.8)       (0.9)
Other income, net...........................    0.1         --          --         0.1        (0.1)
Minority interest in earnings of
  consolidated joint venture................     --         --          --          --        (0.1)
                                              -----      -----       -----       -----       -----
Income (loss) before income taxes...........   15.7        1.4       (22.2)      (32.5)        4.8
                                              -----      -----       -----       -----       -----
Income taxes (benefit)......................    6.6        5.1        (6.2)       (9.3)        1.4
                                              -----      -----       -----       -----       -----
Net income (loss)...........................    9.1%      (3.7)%     (16.0)%     (23.2)%       3.4%
                                              =====      =====       =====       =====       =====

---------------
(1) For the year ended December 31, 1995, the Company recorded a charge of $13.9 million related to the write-off of in-process technology in conjunction with the ADFlex U.K. acquisition. For the year ended December 31, 1996, the Company recorded a charge of $29.2 million (pre-tax) related to the restructuring of the Company's U.K. operations. See Note 2 of Notes to Consolidated Financial Statements.

NINE MONTHS ENDED SEPTEMBER 30, 1997 AND SEPTEMBER 30, 1996

     Net Sales. Net sales for the nine months ended September 30, 1997 increased $45.9 million, or 45.0%, over the same period in 1996. For the nine months ended September 30, 1997, the Company experienced strong demand for its products, especially in flexible circuits provided to the communications and storage array markets as a result of the Company's focus on high-growth and high-volume markets. In addition, the Company reached volume production at its Thailand operations during the three months ended September 30, 1997 with sales of $17.0 million from Thailand for the nine months ended September 30, 1997. Net sales for the nine months ended September 30, 1996 were negatively impacted by program delays among customers in the HDD market involving new MR recording technology, a slowdown for mature products and order cancellations from certain major customers.

     Gross Profit. Gross profit as a percentage of net sales (gross margin) for the nine months ended September 30, 1997 was 16.7% compared to 11.0% for the same period in 1996. For the nine months ended September 30, 1997, the Company's gross profit was positively impacted by the benefits associated with the transfer of the Company's U.K. assembly operations to Thailand which provides a lower cost structure, which benefits were partially offset by the decreased utilization of capacity in the U.K. assembly operations. The transfer was completed in the third quarter of 1997.

     Operating Expenses. Engineering, research and development expenses were $6.0 million and $5.4 million for the nine months ended September 30, 1997 and 1996, respectively. Selling, general and administrative expenses were $11.3 million and $10.1 million for the nine months ended September 30, 1997 and 1996, respectively. For the nine months ended September 30, 1997, engineering, research and development expenses and selling, general and administrative expenses as a percentage of net sales were 3.7% and 7.1%, respectively, compared to 4.9% and 9.2%, respectively, for the same period in 1996. The increase in sales volume during the 1997 period outpaced the Company's growth in such expenses, reflecting the Company's strategy of seeking sales growth while maintaining or reducing operating expenses as a percentage of net sales.

     Restructuring Charge. At the close of the third quarter of 1996, the Company's Board of Directors approved a plan to restructure its assembly operations in the U.K. and transfer those operations from the U.K. to the Company's manufacturing facility in Lamphun, Thailand. As part of this restructuring, the Company recorded the following charges: $13.5 million write-off in intangible assets, $8.8 million write-down of property, plant and equipment and $6.9 million in employee and lease termination charges. As of September 30, 1997, the Company has paid out $3.2 million in employee and lease termination costs. The remaining accrual for employee and lease terminations is approximately $3.7 million, which the Company believes is adequate to cover remaining liabilities.

     Interest and Other Income (Expense). For the nine months ended September 30, 1997, interest expense includes $0.3 million of interest expense on the subordinated debenture and $1.2 million of interest expense related to borrowings under the Company's current line of credit, term loan and capital lease obligations. Interest expense for the same period in 1996 represents $0.6 million of interest expense on the subordinated debenture and $0.6 million of interest expense related to borrowings on the then existing line of credit and capital lease obligations. Other income (expense) for both periods represents the net impact of bank fees and exchange gains and losses realized on the settlement of transactions associated with the Company's foreign subsidiaries.

     Income Taxes. The Company's effective tax rate increased from 28% to 32% for the third quarter of 1997 in order to reach an estimated annual rate of 30% based upon projected profit levels at each of the Company's entities. As the actual tax rate for each entity varies in accordance with the taxing authority in whose jurisdiction it resides, a significant change in operating income at any one location can result in a change in the overall effective tax rate for the Company. The Company monitors the effective tax rate on a continuous basis and makes adjustments as conditions warrant.

     The Internal Revenue Service ("IRS") has concluded a field audit of the Company's income tax returns for the tax year 1993. In connection with this audit, the IRS has proposed adjustments to the Company's income and tax credits for that year, which would result in additional tax of approximately $1.6 million including interest and penalties. The major proposed adjustment, which relates to the allocation of the purchase price of assets obtained from Rogers pursuant to acquisition agreements between the Company and Rogers, would extend the period over which the tax benefit for the purchase price would be recovered. The Company disagrees with the proposed adjustments and is contesting them. In the opinion of the Company's management, the final disposition of these matters will not have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

YEARS ENDED DECEMBER 31, 1996, DECEMBER 31, 1995 AND DECEMBER 31, 1994

     Net Sales. The Company experienced an increase in net sales of $55.7 million, or 55%, in 1996 compared to 1995. This was due primarily to the inclusion of sales from ADFlex U.K. Excluding the additive effect of ADFlex U.K. net sales for the year decreased by 1%. Net sales for 1996 were negatively impacted (in both the flex circuit fabrication and flex assembly areas) by customer strategic changes and a general slow down for mature products. Further, the difficulties encountered throughout the HDD industry resulting in the delayed implementation of MR technology had a significant negative effect on anticipated net sales for 1996, primarily at the Company's U.K. facility, as high-end, high-capacity drives utilize advanced assembly technology, specifically chip on flex ("COF"), the primary specialty of ADFlex U.K. Customer structural changes and the delay in MR technology resulted in net sales at ADFlex U.K. substantially below levels experienced in the latter part of 1995.

     The Company experienced sales growth in 1995 of 30.0% as compared to 1994. This growth reflects the Company's ability to meet short lead times and steep production ramp schedules as a result of its capacity expansion implemented in early 1995.

     Gross Profit. Gross profit as a percentage of net sales (gross margin) was 11.8%, 27.7% and 30.8%, respectively, for 1996, 1995 and 1994. The Company's gross margin is affected by several factors including product mix, process yields, labor efficiency and overhead and capacity utilization.

     The integration of ADFlex U.K. operations resulted in significantly lower gross margins during 1996. Due to the additional components and high dollar value of integrated circuits added in the assembly process, full assemblies contain a material content which, on average, is nearly twice that of the flex circuit. As the Company is not able to obtain a comparable margin on this additional material content, the overall gross margins on assemblies are lower than those of flex circuits. The U.K. operations also experienced initial difficulties achieving expected manufacturing yields on certain new parts involving MR technology. Although the majority of the processing problems were resolved by the end of the third quarter, the delayed attainment of expected yields adversely affected gross margins for the year. Lastly, and most significantly, the lower than anticipated net sales levels caused by order delays and program cancellations resulted in reduced efficiencies and capacity utilization, further eroding gross margins for the year.

     The Company's flexible circuit fabrication operations located in the U.S. and Mexico also experienced a decline in gross margins during 1996. In early 1995, in response to increasing sales demand, the Company began implementation of an aggressive capacity expansion plan which continued into 1996. As part of this plan, the Company spent $13.8 million on purchases of capital equipment and expansion of facilities in 1996, after spending $20.6 million and $5.5 million in 1995 and 1994, respectively. These purchases have resulted in depreciation expense as a percentage of net sales of 3.7%, 2.3% and 1.2% for 1996, 1995 and 1994, respectively. The lower than anticipated net sales resulting from customer structural changes and the slow down for mature products from the Company's U.S. and Mexico operations resulted in operating inefficiencies, decreased capacity utilization and the write-offs of inventories adversely impacting related gross margins in 1996.

     As a result of the Company's product diversification and growth strategies, the product mix between HDD and non-HDD products, as well as individual products within these groups, is constantly shifting. The material content of products varies significantly due to the complexity of the design, plating requirements, component content and a variety of other factors. During 1996, the Company experienced considerable growth in communications products. The communications market is subject to intense price competition. As such, the material and labor content relative to the selling price tends to run higher than that of the Company's HDD products.

     The decrease in gross margins in 1995 as compared to 1994 resulted from increased depreciation expense, higher costs due to capacity constraints and additional costs associated with bringing up new processes, expanding existing processes and changes in product mix. During mid 1995, the Company periodically encountered situations where demand outpaced capacity in certain production processes. In order to meet production plans, the Company purchased additional services from outside sources at higher costs thus negatively impacting gross margins. To meet these requirements, the Company expanded and enhanced several production processes including laser and plating. The Company was able to bring these processes on-line and stabilize process yields in shorter than expected time; nevertheless, the front-end costs associated with process change implementation resulted in a reduction of gross margins.

     Operating Expenses. Engineering, research and development expenses include efforts to support customers' designs, programs related to the improvement of manufacturing processes and yields on specific parts and development of new materials and processes. Engineering, research and development expenses were $7.4 million, $4.5 million and $3.7 million for 1996, 1995 and 1994, respectively, representing 4.7%, 4.5% and 4.8% of net sales for those same years. The increase in expense in 1996 is due to the addition of ADFlex U.K., whose advanced assembly technology requires a high level of engineering and research and development resources. The increase in these expenses as a percentage of net sales reflects the decreased leverage resulting from the lower than anticipated assembly-related net sales. In 1995, engineering, research and development expenses as a percentage of net sales decreased due to increased utilization of these expenses from higher levels of net sales on existing products.

     As a result of the ADFlex U.K. acquisition, the Company wrote-off $13.9 million of in-process technology at December 31, 1995. Through the date of restructuring of ADFlex U.K. operations, the Company incurred $2.4 million in expenses relating to the amortization of intangible assets purchased in the acquisition of ADFlex U.K.

     Selling, general and administrative expenses as a percentage of net sales were 8.5%, 9.0% and 10.4% for 1996, 1995 and 1994, respectively. The decreases in both 1996 and 1995 reflect the Company's ability to obtain increased leverage of such expenses in periods of increasing sales. Expenses for 1994 included compensation expense of $675,000, or 0.9% of sales, representing the difference between the option exercise price and the subsequently deemed fair value of certain employee stock options granted in the last two quarters of 1993 and the first quarter of 1994.

     Restructuring Charge. At the close of the third quarter of 1996, the Company's Board of Directors approved a plan to restructure its assembly operation in the U.K. and transfer production from the U.K. to the Company's manufacturing facility in Lamphun, Thailand. As part of this restructuring, the Company recorded the following in the third quarter of 1996: $13.5 million write-off of intangible assets, $8.8 million write-down of property, plant and equipment and $6.9 million in employee and lease termination charges. Through December 31, 1996, the Company paid out $0.3 million in employee termination costs. The Company expects to pay out $4.1 million of the employee and lease termination costs in 1997 and an additional $2.5 million in 1998.

     Interest And Other Income (Expense). The decrease in interest income in 1996 reflects the decrease in cash and cash equivalent balances available for investment subsequent to the settlement of the $12.4 million payable related to the acquisition of ADFlex U.K. The increase in interest income in 1995 reflects interest earned on the cash proceeds of the initial public offering in September, 1994 and on the proceeds of the secondary stock offering by the Company in May, 1995. The increase in interest expense in 1996 reflects $0.8 million in interest expense on the $10.0 million subordinated debenture issued in conjunction with the ADFlex U.K. acquisition and $0.7 million in interest expense related to borrowings under the line of credit and capital lease obligations.

     Other income for all years represents the net effect of bank charges and exchange gains and losses realized on the settlement of transactions associated with the Company's Mexico and U.K. subsidiaries.

     Income Taxes. The effective tax benefit rate for 1996 was 28% versus an effective tax rate for 1995, excluding the write-off of in-process technology, of 33% and 42% in 1994. The lower tax benefit rate for 1996 reflects the nondeductibility of certain losses incurred in relation to the Company's U.K. operations. The lower rate in 1995 as compared to 1994 reflects the recognition of state tax refunds received during 1995.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents certain unaudited consolidated financial information and other data for each of ADFlex's last seven quarters, as well as certain of such information expressed as a percentage of net sales for the same periods. This information has been prepared on the same basis as the audited Consolidated Financial Statements of the Company included elsewhere in this Prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Company's operating results have been subject to substantial fluctuation, and thus results for any quarter are not necessarily indicative of the results for any future period or for the entire year.

                                                               THREE MONTHS ENDED
                                --------------------------------------------------------------------------------
                                                          SEPT.                                          SEPT.
                                MAR. 31,   JUNE 30,        30,         DEC. 31,   MAR. 31,   JUNE 30,     30,
                                  1996       1996          1996          1996       1997       1997       1997
                                --------   --------      --------      --------   --------   --------   --------
                                        (In thousands, except percentages and per share and other data)
CONSOLIDATED STATEMENTS OF
  OPERATION DATA:
Net sales.....................  $38,082    $35,031       $ 36,898      $46,825    $48,221    $56,244    $55,058
Gross profit (loss)...........    7,198      5,244           (295)       6,416      7,432      9,090     10,145
Net income (loss).............      840       (660) (1)   (25,663)(2)      459        873      1,880      2,597
Net income (loss) per share...  $  0.10    $ (0.08)      $  (2.98)     $  0.05    $  0.10    $  0.21    $  0.29
AS A PERCENTAGE OF NET SALES:
Gross profit (loss)...........     18.9 %     15.0 %         (0.8)%       13.7 %     15.4 %     16.2 %     18.4 %
Non-HDD sales.................       30         38             40           44         48         50         58
HDD sales.....................       70         62             60           56         52         50         42
OTHER DATA (IN MILLIONS):
Capital expenditures..........  $   6.5    $   2.4       $    1.7      $   3.2    $   1.5    $   2.9    $   3.2
Net sales from Thailand.......       --         --             --          0.5        2.0        4.9       10.1
Backlog(3)....................      N/A       40.4           51.5         55.9       59.3       56.3       53.3

---------------
(1) Net loss for the three months ended June 30, 1996 was attributable to customer strategic changes and reduced net sales of certain mature products.

(2) Net loss for the three months ended September 30, 1996 includes a charge of $29.2 million (pre-tax) related to restructuring of the Company's U.K. operations.

(3) The Company began tracking quarterly backlog levels in the June 30, 1996 quarter. Prior to that time the Company did not track quarterly backlog.

     The Company's general increase in net sales from the three months ended June 30, 1996 through the three months ended September 30, 1997 reflects the overall strength in the electronics industry, increased assembly sales and the growth of certain non-HDD markets such as cellular telephones and tape drives. Gross profit has sequentially improved since the quarter ended December 31, 1996, because of the transfer of the Company's U.K. assembly operations to Thailand and the successful volume ramp in Thailand.

     The Company's results of operations have fluctuated in the past and may continue to fluctuate from period to period in the future, including on a quarterly basis. Variations in orders and in the mix of products sold by the Company have significantly impacted net sales and gross profit. Operating results generally also may be affected by other factors, including the receipt and shipment of large orders, plant utilization, product mix, manufacturing process yields, the timing of expenditures in anticipation of future sales, raw material availability, product and price competition, the length of sales cycles and economic conditions in the electronics industry. Many of these factors are outside the control of the Company. Historically the Company has encountered operating constraints in the fourth quarter as typical product life cycles lead to volume production peak in demand in the second and third quarters. The Company anticipates that current capacity restraints and continuing weakness in the HDD market will result in net sales for the fourth quarter of 1997 approximating net sales for the third quarter of 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Summary. The Company has financed its growth and operations to date primarily through cash generated from operations, the use of bank credit lines and through proceeds from the sale of its Common Stock. The primary uses of cash have been for increased working capital, funding of capital expenditures and investments in ADFlex U.K. and ATL. At September 30, 1997, cash and cash equivalents totaled $4.6 million and working capital was $28.4 million. At December 31, 1996, cash and cash equivalents totaled $6.1 million and working capital was $9.1 million.

     Bank Financing. In June 1997, the Company entered into a new credit facility. The credit facility consists of a $20 million three-year revolving line of credit and a $25 million five-year term loan with equal principal payments due each quarter beginning with the quarter ending December 31, 1998 and continuing through the quarter ending March 31, 2002. Borrowings under the line of credit are limited to 80% of the aggregate value of all eligible domestic accounts receivable plus 70% of the aggregate value of all eligible foreign accounts receivable. Under the terms of the agreement, any outstanding balances bear interest at BancBoston, N.A.'s prime interest rate or LIBOR plus an applicable margin ranging from 1.5% to 2.25% based on the Company achieving certain financial objectives at the end of each quarter. The credit facility is secured by all assets of the Company and a pledge by the Company of 66 2/3% of the stock of its subsidiaries. The Company is required, under the credit agreement, to maintain certain financial ratios and meet certain net worth and indebtedness tests for which the Company was in compliance at September 30, 1997. At September 30, 1997, $25.0 million was outstanding under the term loan and $1.0 million was outstanding under the revolving line of credit. The Company intends to use approximately $25.3 million (including $0.3 million in prepayment premiums) from its net proceeds of this offering to retire the term loan. See "Use of Proceeds."

     Cash Flow. Net cash used by operating activities for the nine month period ended September 30, 1997 was $0.7 million compared to $2.6 million for the same period in 1996. Net income (loss) was $5.3 million and ($25.5) million for the same periods, respectively. The Company experienced a net loss of ($25.5) million for the nine months ended September 30, 1996 principally due to a $29.2 million (pre-tax) charge related to the restructuring of its U.K. operations. This charge consisted of write-downs in intangible assets and plant and equipment as well as the recognition of future obligations for employee and lease termination charges. During the nine month period ended September 30, 1997, the Company paid $2.7 million of the accrued restructuring charges for employee and lease terminations. Working capital increased from $9.1 million at December 31, 1996 to $28.4 million at September 30, 1997 primarily as a result of increased business activity, the start-up of a new manufacturing facility in

Thailand and rescheduling of some product deliveries beyond the third quarter of 1997 causing a temporary increase in inventories due to a general softening in the high-end HDD market. During the nine month period ended September 30, 1996, the Company experienced increased working capital requirements primarily for funding of accounts receivable associated with its U.K. operations as receivables were not purchased in the acquisition. These working capital requirements were funded in part through the generation of accounts payable and accrued liability balances with the remainder financed from borrowings under the Company's then existing bank line of credit. The 1996 results reflect $2.4 million of amortization expense for intangible assets related to the ADFlex U.K. acquisition. The remaining intangible assets were written off in the third quarter of 1996 as part of the restructuring of the U.K. operations.

     Net cash used in investing activities was $8.1 million for the nine months ended September 30, 1997 compared with $22.5 million for the same period in 1996. Capital expenditures for the nine months ended September 30, 1997 were $7.6 million compared with $10.6 million for the same period in 1996. Late in the first quarter of 1995, the Company began a capacity expansion plan in response to increasing sales levels which was complete in 1996. Capital expenditures during the periods were financed from existing cash balances and from borrowings under the Company's bank line of credit. The Company presently expects capital expenditures to total approximately $13.6 million in 1997. In January, 1996 the Company paid $12.4 million in connection with its acquisition of the ADFlex U.K. operations. This payment was financed from existing cash and cash equivalent balances.

     Net cash provided by financing activities for the nine months ended September 30, 1997 was $7.4 million compared with $11.9 million for the same period in 1996. Of the proceeds from the $25.0 million term loan discussed above, approximately $7.5 million in principal plus $0.3 million in accrued interest were used to retire, ahead of schedule, the subordinated debenture issued in the acquisition of ADFlex U.K., approximately $15.0 million was used to repay borrowings under the Company's existing line of credit and the remainder was used to finance working capital of the Company. In addition, the Company remitted $2.5 million in principal plus $0.8 million in accrued interest in January 1997 in payment of the subordinated debenture. Funding for this payment came from the Company's then existing line of credit. The Company generated $1.5 million and $1.8 million in the nine months ended September 30, 1997 and 1996, respectively, through sales of its Common Stock. Net repayments on the Company's bank line of credit totaled $9.0 million during the nine months ended September 30, 1997 compared to net borrowings of $10.2 million for the same period in 1996. Borrowings on the line were used to finance working capital requirements and capital expenditures as discussed above.

     During the nine months ended September 30, 1997, the Company paid $0.5 million to purchase Hana's interest in ATL and delivered a promissory note in the principal amount of $2.8 million payable by September 30, 1998.

     Total cash provided by operations decreased $14.8 million in 1996, as compared to 1995, due largely to working capital required to fund the accounts receivable associated with the U.K. operations as receivables were not purchased in the acquisition. These working capital requirements were funded in part through the generation of accounts payable and accrued liability balances with the remainder financed from borrowings under the then existing bank line of credit. The Company experienced a net loss of ($25.0) million in 1996 primarily the result of a $29.2 million charge (pre-tax) related to the restructuring of its U.K. operations. The charge consisted of write-downs of intangible assets and property, plant and equipment, as well as the recognition of future obligations for employee and lease termination charges. The charge, therefore, did not significantly impact 1996 operating cash flows.

     Cash totaling $25.7 million was used in 1996 investing activities, which included the settlement of a $12.4 million payable related to the ADFlex U.K. acquisition and the purchase of buildings and capital equipment totaling $13.8 million. Financing activities in 1996 provided the Company with $11.6 million, including $10.0 million in net borrowings under the Company's existing line of credit and $1.8 million from the sale of Common Stock.

     Cash provided by operating activities totaled $19.2 and $4.0 million in 1995 and 1994, respectively. In 1995, the Company generated $10.2 million in net income prior to the write-off of $13.9 million of in-process technology. During 1995, accounts receivable and inventory increased by $3.5 million and $4.4 million, respectively, in support of the increased sales volumes and a change in the product mix towards parts with a higher material content. Payables and accrued liabilities increased $14.9 million due primarily to the recognition of a $12.4 million payable in conjunction with the ADFlex U.K. acquisition. In 1994, net income of $7.0 million was used in part to fund increased working capital requirements resulting from the 59% sales growth experienced in that year.

     Cash totaling $14.0 million was used for 1995 investing activities including $20.6 million on the purchase of buildings and capital equipment, including the acquisition and improvement of a 160,000 square foot manufacturing facility adjacent to its existing facilities in Agua Prieta, Mexico, and $18.9 million in net sales of short-term investments. Cash totaling $24.2 million was used for 1994 investing activities including $5.5 million on the purchase of buildings and capital equipment and $18.9 million in net purchases of short-term investments. Financing activities in 1995 and 1994 provided the Company with $6.4 and $23.8 million, respectively, primarily from the sale of Common Stock.

     The Company presently expects to spend approximately $6.0 million on capital expenditures in the fourth quarter of 1997, primarily for machinery and equipment and expansion of operations in Thailand, and approximately $37.0 million in 1998, primarily for machinery, systems and equipment, and expansion of operations in North America and Thailand.

     The Company may require additional capital to finance enhancement to, or expansion of, its manufacturing capacity in accordance with its business strategy. Management believes that the level of working capital should continue to grow at a rate generally consistent with the growth of the Company's operations. Although no assurance can be given that future financing will be available on terms acceptable to the Company, the Company may seek additional funds from time to time through public or private debt or equity offerings or through bank borrowings. Management believes, however, that existing cash balances, proceeds of this offering, funds generated from operations and borrowings under its existing line of credit will be sufficient to permit the Company to meet its liquidity and expansion requirements for the next twelve months.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an immaterial increase in primary earnings per share for the nine months ended September 30, 1997 and 1996. The impact of SFAS No. 128 on the calculations of fully diluted earnings per share for these periods is not expected to be material.

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which is required to be adopted in the first quarter of 1998. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income includes certain non-owner changes in equity which are currently excluded from net income. Because the Company historically has not experienced transactions which would be included in comprehensive income, adoption of SFAS No. 130 is not expected to have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

                                    BUSINESS

OVERVIEW

     ADFlex is a leading worldwide provider of flexible circuit interconnect solutions to OEMs in the electronics industry. The Company offers a full range of customized flexible circuit applications and services from initial design, development and prototype to fabrication, assembly and test on a global basis. The Company targets high-volume markets where miniaturization, form and weight are driving factors and flexible circuits are an enabling technology. Applications for flexible circuits currently addressed by the Company include notebook computers, portable communication devices such as cellular telephones and pagers, data storage devices such as HDDs, tape drives and arrays, and high-end consumer electronics products such as compact disk players. The Company's principal customers include Compaq, Digital Equipment, IBM, Iomega, Motorola, Nokia, Philips, Seagate, Storage Technology, and other leading electronics OEMs.

     Flexible circuits consist of copper conductive patterns on flexible substrate materials, such as polyimide, and provide electrical connection between components in electronic systems. Flexible circuit interconnects frequently incorporate components such as integrated circuits ("ICs"), connectors, stiffeners, resistors and capacitors mounted directly on a flexible circuit. With the proliferation of electronic applications, electronic products have become smaller, lighter and more portable. To meet the challenges represented by the increased complexity of miniaturization, form and weight requirements, OEMs have increasingly turned to flexible circuit interconnect solutions because they minimize the weight and expense of connectors and other packaging components, conform to contoured, ergonomic shapes or small spaces and provide mechanical flexure. BPA and other leading industry sources estimate that the worldwide market for flexible circuits grew by a compound annual rate of 14% per year from 1990 through 1995 and reached $2.4 billion in sales in 1996 (excluding flexible circuit interconnect assemblies). BPA and these other sources also estimate that sales of flexible circuits will grow at a compound annual rate of approximately 21% per year from 1995 through 2000. Based on this and other data, the Company believes the flexible circuit assembly market is more than two times the size of the fabricated flexible circuit market.

     At the same time that the trend toward miniaturization and portability increases product complexity, electronics OEMs face escalating time-to-market requirements. In response, the Company acquired ADFlex U.K. in December 1995 to accelerate its strategy of providing a "one-stop-shop" solution to enable customers to meet time-to-market challenges. Time-to-market and cost issues have also led OEMs to focus on global sourcing from a limited number of qualified suppliers. As a result, the Company continues to migrate its flexible circuit production and assembly operations to lower cost regions, such as Mexico and Thailand, that have proximity to the Company's OEM customer base. The Company believes its "one-stop-shop" offerings of flexible circuits and assemblies are a competitive advantage that will allow it to increase its market share with existing customers and will create opportunities to attract new customers. The Company believes it is a preferred supplier for the majority of its customers' high-end and high-volume flexible circuit interconnect requirements.

INDUSTRY OVERVIEW AND TRENDS

     Flexible circuit interconnects provide electrical connection between components in electronic systems and are increasingly used as a platform to support the attachment of electronic devices. Flexible circuits offer several advantages over rigid printed circuit boards ("PCBs") and ceramic hybrid circuits, particularly for small, complex electronic systems. Flexible circuits, due to their mechanical flexure and three-dimensional shape, accommodate packaging contours and motion in a manner that traditional two-dimensional rigid PCBs are not able. Flexible circuits also provide improved thermal dissipation and signal propagation as compared to PCBs. In addition, flexible circuits can reduce the size, weight and expense of (i) the primary substrate for component attachment when a flexible circuit is used in place of a PCB; (ii) connectors, cables and other interconnection schemes when flexible circuits provide the connection to other substrates or subsystems within the system; and (iii) individual IC die packages by bonding an IC directly to a flexible chip carrier rather than a ceramic or plastic package.

     These capabilities enable flexible circuits to solve many of the challenges faced by electronics OEMs who currently use traditional interconnection devices. Possible new applications for polyimide flexible circuit interconnect assemblies include high density interposers and other chip carrier packaging applications.

     The growth in the interconnect market is closely tied to the overall growth of the global electronics market which Henderson Ventures estimates will grow at a compound annual rate of 9% per year through 1999. BPA and other leading industry sources estimate that the worldwide flexible circuit market reached $2.4 billion in sales in 1996, and has grown at a compound annual rate of 14% per year from 1990 through 1995. BPA and these other sources also project a compound annual growth rate of 21% per year for the flexible circuit market through 2000. Polyimide-based flexible circuits, which are used in the more demanding applications in the communications, computer, computer peripheral, consumer, industrial, medical and military market segments, comprise approximately 84% of the flexible circuit market in the U.S. according to the Institute for Interconnecting and Packaging Electronics Circuits. The remainder of the flexible circuit market is composed of polyester-based products used in less demanding applications in the consumer and automotive market segments. Products which currently use polyimide flexible circuit interconnect assemblies include notebook computers, portable communication devices such as cellular telephones, pagers and PDAs, printers, scanners and data storage devices such as HDDs, tape drives and arrays, and high-end consumer electronic products such as compact disk players, cameras and camcorders.

     Related to the electronics interconnect market, contract manufacturing companies provide OEMs outsource solutions for assembly and placement of electronic components onto interconnect substrates. Technology Forecasters, Inc. estimates that the worldwide electronics contract manufacturing market was $45.6 billion in 1995 and is expected to grow to $117.0 billion by 1999. Based on this and other data, the Company believes that the market opportunity for flexible circuit assemblies is more than two times the size of the overall flexible circuit market.

     The Company considers the following trends important in understanding the electronic flexible circuit interconnect industry:

     Miniaturization, Portability and Complexity of Electronic
Products. Electronics OEMs continue to design and introduce more compact and portable high-performance products with greater functionality. The complexity of these new products requires smaller size, lighter weight, greater circuit and component density, better thermal dissipation properties, higher frequencies and increased reliability. These requirements necessitate greater sophistication in flexible circuit interconnect manufacturing and process technologies, including narrower line widths and spacing, thinner substrate materials, smaller vias to connect internal circuitry, and more precise positioning of traces and pads to accommodate a greater density of surface mount components. The trend toward increasingly sophisticated products also requires greater engineering expertise and investment in manufacturing and process technology for suppliers to produce high-quality electronic interconnect products on time, in volume and at acceptable cost.

     Shorter Product Life Cycles and Time To Market. Rapid advances in technology have significantly shortened the life cycle of complex electronic products and placed increased pressure on OEMs to quickly develop and introduce new products. These time-to-market challenges have in turn increased OEMs' emphasis on the development, design engineering, prototype development and ramp-to-volume capabilities of their suppliers. In addition, the importance of being first to market with new products has heightened the emphasis on shortening supply channels, reducing the number of suppliers and finding turnkey sourcing capabilities that are supported by technologically advanced manufacturing infrastructure.

     Globalization and Reduction of Manufacturing Costs. At the same time that shorter product life cycles increase time-to-market pressures, users continue to demand increased electronic performance at lower prices. Notable product examples of this trend are notebook computers, desktop computers, peripherals, portable communications and consumer electronics. Leading OEMs who often manufacture products in multiple geographic regions are relying more on suppliers with global sourcing capabilities who can help to shorten the OEMs' supply chain and provide regionally competitive pricing. As part of global sourcing, OEMs increasingly look to their suppliers to establish local infrastructure to provide proximity to engineering, manufacturing and sales support.

     Outsourcing and "One-Stop-Shop" Suppliers. To avoid delays in new product introductions, reduce manufacturing costs and avoid logistical complexities, OEMs are increasingly turning to fewer suppliers which are capable of producing electronic interconnect products from development, design, quick-turn prototype and pre-production through volume production and assembly. Many OEMs have accelerated this process by outsourcing their captive component, subsystem and even system manufacturing to focus on their core competencies. The accelerated time-to-market and time-to-volume needs of OEMs have resulted in increased collaboration with qualified suppliers capable of providing a broad and integrated offering. To meet their rapidly changing electronic interconnect requirements, many OEMs have moved to limit their vendor base to a smaller number of technically qualified, strategically located suppliers capable of providing both quick-turn prototype and pre-production quantities as well as cost-competitive volume production quantities.

     Proliferation of Electronics and Creation of New Markets. The markets for electronic products are growing as a result of technological change, increasing demands for a wider variety of electronic product features and more powerful and less expensive electronic components. Due to this growth, new markets have emerged in computing, data communications, telecommunications and multimedia. Moreover, existing markets, such as computer networking and peripherals, digital and mobile communications, video-on-demand, the Internet, instrumentation and industrial controls, have significantly expanded product applications. The Company believes these new and emerging electronic product markets and applications will continue to drive the growth of the electronics interconnect industry.

STRATEGY

     The Company's objective is to become the preferred supplier of flexible circuit interconnect solutions for electronics OEMs in targeted markets. The Company's strategy to meet this objective includes the following key elements:

     Provide "One-Stop-Shop" for Fabrication and Assembly. The Company provides customers with complete, fully tested flexible circuit interconnects from custom design through fabrication, assembly and complete functional testing. Historically, the capital intensive nature of flexible circuit production compelled companies to specialize in one or two major segments of the flexible circuit production process, either design and fabrication or assembly and testing. Prior to the ADFlex U.K. acquisition, a flexible circuit fabricated by the Company often was sent elsewhere for assembly and testing before being shipped to the end customer. The integration of expertise in state-of-the-art assembly technology and processes with the Company's pre-existing fabrication technology and high-volume production capabilities enables the Company to offer significantly shorter cycle times, lower total costs and better quality for customers. In addition, the Company believes that the integration of assembly technology with manufacturing technology and high-volume production capabilities will, over time, provide improvements in the Company's production costs through higher product yields, faster production ramps, reduced inventories, shortened production cycle times, improved account control and increased leverage over expenses.

     Provide Design Expertise and Packaging Technology. The Company's flexible circuit interconnects are designed specifically for each application, requiring significant joint design activities between the Company and its customer at the start of a new program. The Company encourages its customers to outsource much of the flexible circuit design to ADFlex, which creates an opportunity for the

Company to function as an extension of its customers' product development efforts. The Company assumes the responsibility, and invests in support thereof, to maintain and advance flexible circuit technology at the materials, fabrication and assembly levels. The technology employed provides customers with thin substrate materials, narrow spaces and line widths (.003"), and laser-drilled vias of .001". The Company believes that its extensive involvement with customers at the design stage, coupled with its use of technology designed to meet the evolving requirements of its customers, has been a key competitive advantage. The Company also is working on new technologies, such as high-density interposers and direct chip attach ("DCA"), to remain a technology leader in the industry.

     Expand Service and Manufacturing Infrastructure. As OEMs increasingly require suppliers to support their global operations, the Company is devoting significant resources to enhance its worldwide service and support organization. The Company has expanded worldwide by strategically locating manufacturing facilities in the United States, Mexico and Thailand. In addition, the Company maintains a technology and pilot production facility in the U.K. to support its European customers. The Company believes that substantial growth opportunities exist for sales of its products and services to both U.S. and foreign-based customers for use in their production operations in Singapore, Korea, Taiwan and Japan. In order to increase sales to customers with foreign manufacturing operations, the Company has design centers in North America and Europe and has initiated the establishment of design support capabilities with the Company's own engineers and with third party independent contractors in Singapore, Korea, Taiwan, and Japan. By increasing the scale and scope of the services offered in each region, the Company believes that it can better address the needs of leading OEMs and contract manufacturers that are increasingly seeking global partners and lower costs in the high-volume production of advanced products. During 1998, the Company expects to expand its manufacturing operations in Thailand to leverage the cost structure of the existing Thailand facility and the facility's proximity to a number of existing and prospective customers in Southeast Asia.

     Increase Share with Existing Customers. Once established as a supplier for an application, the Company seeks to gain an increasing share of the customer's interconnection requirements in two principal ways:

     - Increase Share of Total Requirements. The Company's strategy is to become the preferred supplier on as many programs as possible by outperforming its direct competition on the critical factors of quality, cost, delivery, design, responsiveness and overall customer service. The Company's objective is to obtain at least a 60% share of each of its customer's high-end and high-volume flexible circuit interconnect requirements, a position it believes that it currently holds with a majority of its largest customers.

     - Leverage Fabrication for Assembly Opportunities. The Company offers integrated flexible circuit fabrication and assembly services. The Company seeks to capitalize on the growing trend among electronics OEMs to reduce time to market as well as the number of suppliers. By providing flexible circuit assembly as an extension to existing fabrication services, the Company can deliver savings on both time to market and cost for its customers.

     Target High-Volume Applications in High-Growth Markets. The Company targets applications for flexible circuit interconnects that have experienced large volumes, high growth and rapid change such as notebook computers, cellular telephones and pagers. In these markets, the Company can apply its superior design skills, manufacturing efficiencies and ability to quickly ramp to volume production. Likewise, the Company believes it can leverage technology from its existing markets into new and emerging markets and applications. Within its selected markets, the Company targets OEMs (i) that have a market leadership position; (ii) that need rapid response and value-added assembly; and (iii) who will reward initiative with a preferred supplier position. From the Company's view, a preferred supplier relationship provides the opportunity to influence the design of future products and to offer visibility with respect to future product requirements, leading to the opportunity to provide a majority of the customer's flexible circuit interconnect requirements.

THE "ONE-STOP-SHOP" ADFLEX APPROACH

     The Company provides its customers with an integrated, "one-stop-shop" solution of fabrication and assembly, incorporating superior engineering and design, low-cost/high-volume circuit fabrication, flexible circuit assembly and test along with dedicated customer support.

     Superior Engineering and Design Technology. The flexible circuit interconnects manufactured by the Company are designed specifically for each application, requiring significant joint design activities between the Company and the customer at the start of a project. The Company has developed design methodologies that solve difficult interconnection problems and can save the customer time and money. The Company also designs and produces in volume flexible circuits that range from high-density, single-sided circuits to more complex double-sided and multi-layer circuits. The Company is continually investing in and improving its computer-based design tools to more quickly design new flexible circuit interconnects, to enhance cooperative design and communication with its customers and to more closely link designs to the manufacturing process. The Company is recognized as a technology leader in fine-line, single-sided flexible circuit technology and flexible circuit assembly technology, including advanced chip on flex ("COF"), flip-chip on flex ("FCOF") and high-density polyimide ("HDP") assembly technologies.

     Circuit Fabrication Technology. The Company has extensive experience in fine-line polyimide flexible circuits and has pioneered manufacturing processes that deliver high unit volumes at cost-effective yields. At the core of the process is roll-to-roll subtractive fine line circuit processing. The starting materials are flexible laminates composed of a thin dielectric film which is adhesive-bonded to treated copper foil. Very accurate images (down to 0.003") are produced in volume in photoresist. Circuit conductors are then formed by chemically etching the underlying copper foil. Coverfilm materials with pre-punched windows are laminated to the circuitry to provide an insulative coating and to expose contact pads for surface metalization. The exposed surfaces are then coated with solder for surface mount or bondable gold for chip-on-flex applications. Laser processing is then used to create various openings, to drill vias and cut contoured peripheries in substrate materials.

     The Company's key flexible circuit fabrication technologies include:

     - Fine Feature Roll-to-Roll Imaging and Etching. Allows the fabrication of circuits with very fine line widths and spaces. This is critical to meeting complex, space constrained, interconnection needs. Processing wide web (24 inches) in a continuous roll-to-roll format (as opposed to discrete panels) allows fabrication of high circuit volumes with improved material utilization, resulting in lower cost.

     - Laser Processing. Laser technology is used to produce low cost, very fine openings, small vias and contoured shapes which solve density problems while avoiding more expensive traditional alternatives. Also, using a laser to cut the periphery of parts allows prototypes and low volume production parts to be built faster and without the cost of a blanking die.

     - Bondable Gold Plating. Prepares flexible circuits for chip-on-flex bonding, a process which saves space and improves electrical performance (access time) by wire bonding an IC die directly to the flexible circuit.

     - Coverfilm, Lay-up and Lamination. A process where polyimide/adhesive based coverfilm materials are prepunched, then aligned with and laminated to an underlying circuit pattern. This process allows accurate positioning of solder plated pads to support fine pitch surface mount assembly to the finished circuits.

     Assembly and Test Technology. The Company applies advanced assembly and test technology to provide certified flexible circuit interconnect assemblies to its customers. For many years, the Company assembled passive electrical and various mechanical components, including connectors, stiffeners, diodes, formed metal parts and other devices, to its flexible circuits using primarily manual processes in its plants in Mexico. With its acquisition of ADFlex U.K., the Company expanded its capability to include advanced direct die attach and assembly of integrated circuit devices as well as the functional testing of these flexible circuit assemblies. Assembling these components directly onto the flexible circuit increases performance and reduces space, weight and cost.

     Customer Satisfaction. A critical component of the Company's growth has been dedicated customer support. The Company has achieved and maintained high levels of customer satisfaction by focusing on continuous quality improvement, reducing total manufacturing cycles, shortening its design and prototype cycles, reducing its general costs of manufacturing through capacity utilization and process improvement, and being responsive and working closely with its customers on a day-to-day basis to quickly address their changing needs. The responsibility for achieving and maintaining high levels of customer satisfaction rests with specific business units, each of which consists of a team of sales personnel; design, quality and manufacturing engineers; and customer service representatives who are dedicated to a single customer or small group of customers with similar requirements.

MARKETS AND CUSTOMERS

     The following describes the primary product applications for which the Company is shipping in volume. ADFlex is a leading worldwide provider of flexible circuit interconnect solutions with respect to each of these applications.

------------------------------------------------------------------------------------------------------
                                                                                    PERCENT OF SALES
                                                                                         FOR THE
                                                                                    NINE MONTHS ENDED
        APPLICATIONS                 CUSTOMERS          INTERCONNECT FUNCTIONS     SEPTEMBER 30, 1997
----------------------------    -------------------    ------------------------    -------------------
------------------------------------------------------------------------------------------------------
  Hard Disk Drives              IBM                    Read/write head                     48%
                                Maxtor                 assemblies, motor
                                Micropolis             assemblies, interposers
                                Seagate
                                Western Digital
                                Iomega
------------------------------------------------------------------------------------------------------
  Data Storage:
     Storage Arrays             Digital Equipment      SCSI cable, LED                     14%
                                IBM                    assemblies
                                Storage Technology
                                Symbios
     Tape Drives                IBM                    Read/write head                      7%
                                Quantum                assemblies, tape back-up
                                Read-Rite              units
                                Storage Technology
------------------------------------------------------------------------------------------------------
  Portable Communications       Motorola               Cellular telephones,                14%
                                Nokia                  cellular telephone
                                TDI                    batteries, pagers
------------------------------------------------------------------------------------------------------
  Notebook Computers            Acer                   LCD assemblies, shielded             9%
                                Compaq                 jumpers, LED
                                Hewlett-Packard        assemblies/speaker
                                                       assemblies
------------------------------------------------------------------------------------------------------
  Consumer and Other            Philips                CD-ROMs, printer                             8%
     Applications               Tektronix              assemblies
------------------------------------------------------------------------------------------------------

CURRENT PRODUCT APPLICATIONS

     Hard Disk Drives. The HDD market uses flexible circuits as the interconnect between the read/write head and disk drive electronics. In HDD applications, circuits need to mechanically flex hundreds of millions of times through the life of the drive. Mounting an unpackaged die directly onto the flexible circuit substrate, or chip on flex, is becoming the predominant interconnect technology for these applications. International Data Corporation ("IDC") estimates that approximately 110 million HDD units were shipped in 1996 and 230 million units will be shipped in 2000, representing a compound annual growth rate of 21% per year.

     Data Storage. Large individual drive storage systems are being replaced by arrays of less expensive disk drives or tape drives. The growth of personal computer networks has generated a growth in small arrays for local area network storage. The 1996 DISK/TREND Report estimates that sales of disk drive array systems exceeded $9.7 billion in 1995 and will grow to more than $18.6 billion by 1999. In addition to the flexible circuit interconnects inside each of the individual drives, controlled impedance flex interconnects are used to connect the back of the drives to standard interface boards.

     The use of tape drives for storage and back-up is growing significantly. These devices use flexible circuits as the interconnect between the read/write head and disk drive electronics. Peripheral Research Corporation estimates that sales of digital tape drives will exceed $4.0 billion in 2000.

     Portable Communications. The use of polyimide flexible circuits in portable communications devices such as cellular telephones has increased significantly over the last few years. IDC estimates that the cellular subscriber base in the U.S. at the end of 1996 was 41.9 million users, an increase of 34.1% over 1995, and that the U.S. cellular market will grow at a compound annual rate of 13% per year through 2001. The use of polyimide flexible circuits in portable communications devices is rapidly growing as the space, weight and functionality challenges are becoming more difficult. In some cellular telephones, flexible circuits replace rigid PCBs, connectors and cables and can thereby reduce space, weight and cost. Combining the portable system unit growth with expanded applications of flexible circuits should accelerate the growth of this application.

     Notebook Computers. IDC estimates that 11.8 million notebook computers were shipped worldwide in 1996, with an estimated compound annual growth rate of 19.3% per year through 2000, reaching more than 23.9 million units. In addition, the number of flexible circuit interconnects per notebook is increasing. Early applications for flexible circuits in notebooks were mainly as interconnects from the motherboard to the LCD and as shielded jumpers. More recently, systems have used as many as ten flexible circuit interconnects per notebook, including PCMCIA connector/flex jumpers, LED/speaker flexible circuit assemblies, track ball/mouse button flexible circuit assemblies and various other shielded jumpers. The combination of growing notebook unit volumes and the increasing use of flexible circuits in these applications should accelerate the sales growth of flexible circuits to this segment.

     Consumer and Other Applications. CD/DVD-ROMs are growing in consumer applications where higher capacity and quicker access time, compared to tape drives, are needed. These devices use flexible circuits as the interconnect between the read/write head and CD/DVD-ROM drive electronics. IDC estimates that sales of CD/DVD-ROM drives reached $3.5 billion in 1996, with an estimated compound annual growth rate of 24% per year through 2000.

     Computer workstations, document scanners and printers also make use of flexible circuit interconnects. Certain products and applications have similar packaging and interconnection requirements and growth opportunities when compared to the primary end-user markets served by the Company. An analysis of the U.S. home office printer market published by IDC estimates that 3.8 million ink jet and laser printers were shipped in 1996, a number which is projected to grow to 6.8 million units by 2000.

     Emerging Product Applications. Flexible circuit substrates are a leading candidate for use in semiconductor packaging and as interposers for high-density interconnect applications.

SALES AND SUPPORT

     The Company has organized its sales and support effort into five business units based on the Company's end markets. Each business unit is composed of sales personnel; design, quality and manufacturing engineers; and customer service representatives. From the time a customer submits a request for prototype, the applicable business unit is responsible for developing and expanding the Company's relationship with the customer with the goal of becoming a preferred supplier. The design and manufacturing engineers of each business unit work cooperatively with a customer's design engineers to arrive at cost-effective flexible circuit interconnect solutions that meet the performance and quality specifications of each product. The business unit then works with the Company's manufacturing operations personnel to coordinate a timely and effective integration of the product into the Company's production process from prototype through the production ramp, assembly (if required) and functional testing. If the program includes component assembly, the engineers and the customer service representatives work with planning and purchasing to ensure that all of the component specification, assembly and test standards and delivery requirements are understood and properly integrated into the manufacturing process.

     The Company's customer service representatives work with the customer's purchasing or project representatives on an ongoing basis to implement changes to the schedule or product specification. Each business unit also directs research and development efforts that target existing customer needs. Research currently includes various methods and applications of screened-materials, direct attachment methods, laser processing, thinner and lower cost substrate materials and improved processes that yield smaller lines and spaces on circuitry. By organizing by end market rather than by function, the Company believes that it can respond more quickly than the competition to the needs of its customers.

MANUFACTURING AND FACILITIES

     The Company has developed a manufacturing process that combines the use of technology with the deployment of human resources in a geographic and organizational manner that allows the Company to compete on a pure cost basis, if necessary, with suppliers of similar products throughout the world. Quality systems are in place that are certified to standards set by demanding customers in the electronics industry. The Company received ISO 9001 certification of its U.S. operations in 1996, received ISO 9002 certification of its Mexican operations in early 1997, and expects to receive ISO 9002 certification of its Thailand operations by the end of 1997.

     The Company believes that it enjoys a cost advantage based on a manufacturing process designed to optimize the utilization of labor and capital, the close proximity (approximately 200 miles) of its two North American manufacturing locations, and a manufacturing process and technology with better yield, material utilization and throughput relative to its competitors. In addition, the Company believes that the integration of assembly technology with manufacturing technology and high-volume production capabilities will over time provide improvements in its production costs through higher product yields, faster production ramps, reduced inventories, shortened production cycle times, improved account control and increased leverage over expenses.

     The manufacturing organization is structured by process to optimize the utilization of equipment and technical resources as depicted by the following graphic:

       [Graphic of production capabilities at Company's three locations]

FABRICATION                     FINISHING                       ASSEMBLY
-----------                     ---------                       --------
 Chandler                       Mexico-1                        Mexico-2&3
-----------                     --------                        ----------
- Coat/Expose/Develop           - Coverfilm Layup               - Passive Components
- Etch/Strip                    - Lamination                    - Surface Mount Technology
- Plating/Surface Treatment     - Solder/Screening              - Electrical Test
- Laser                         - Pierce/Blank

                                Thailand-2 (1998)               Thailand-1
                                -----------------               --------------
                                - Coverfilm Layup               - Passive Components
                                - Lamination                    - Surface Mount Technology
                                - Solder/Screening              - Chip on Flex
                                - Pierce/Blank                  - Flip-Chip on Flex
                                                                - Electrical Test


     In total, the Company leases or owns approximately 412,000 square feet of manufacturing and other space. The Company's significant facilities are as follows:

                                   LOCATION (NUMBER OF
FUNCTIONS                              FACILITIES)           SQUARE FEET   OWNED/LEASED      EXPIRATION
-----------------------------  ---------------------------   -----------   ------------   ----------------
Executive Offices;             Chandler, Arizona (one)         150,000       Leased          June 2003
  Research and Development;
  Sales and Support; Circuit
  Fabrication
Circuit Finishing and          Agua Prieta, Mexico (three)     161,000      One owned           N/A
  Assembly                                                      64,000     Two leased     January 1998(1)
Circuit Assembly; Sales and    Lamphun, Thailand (one)          25,000       Leased        December 1998
  Support
Technology and Pilot           Portsmouth, United Kingdom       12,000       Leased        September 2007
  Production; Sales and        (one)
  Support

---------------
(1) Includes four, one-year renewal options.

     The Company believes that its existing facilities in Arizona, Mexico and the U.K. are adequate to meet its current requirements in these locations, and that suitable additional space or substitute space is readily available as needed. The Company currently occupies 25,000 square feet in the Hana complex in Thailand. The Company is currently evaluating various alternatives to significantly expand its facilities in Thailand. See "Risk
Factors -- Manufacturing Capacity and Other Manufacturing Risks."

SUPPLIERS

     The Company purchases raw circuit materials, process chemicals and various components from multiple outside sources. For components, the Company typically makes short-term purchasing commitments to key suppliers for specific customer programs. These commitments are usually made for three to six month periods. These suppliers commit to providing cooperative engineering, as required, and in some cases maintain a local inventory to provide shorter lead times and reduced inventory levels for ADFlex. In most cases, suppliers are approved, and are often dictated, by the Company's customers. For process chemicals, the Company relies on a limited number of key suppliers. Alternate chemical products are available from other sources, but process chemical changes would often require requalification of the processes, which could take weeks or months to complete.

The Company has attempted to mitigate these risks by identifying stable companies with leading technology and delivery positions.

     The Company currently purchases a number of its components, process chemicals and other materials from a single source. For example, the Company has a supply agreement with Rogers for the supply of certain materials, including laminates, films, bondply, copper foil and heat treated polyimide, used in the Company's flexible circuit interconnects. In the United States, these products are available only from a limited number of suppliers. The Company's agreement with Rogers expires on December 31, 1998 and can be terminated prior to expiration by mutual consent or for material breach upon 30 days' notice. Under the supply agreement, ADFlex has agreed to purchase a percentage of its circuit materials needs from Rogers, assuming that Rogers is able to meet the materials specifications, performance requirements and delivery as required by the Company and its customers.

     While viable alternate suppliers exist, because of the Company's limited inventory of raw materials, tight manufacturing cycles and the significant amount of time required to qualify new suppliers, single sourcing is expected to continue. Consequently, any unanticipated interruption of material supplies or components would have a short-term material adverse effect on the Company. See "Risk Factors -- Limited Sources of Supply."

COMPETITION

     The flexible circuit interconnect market is differentiated by customers, applications and geography, with each niche having its own combination of complex packaging and interconnection requirements. The Company believes that it competes principally on the basis of design capability, price, quality, response time to design changes and technological advancements in underlying applications and the ability to offer a total flexible circuit interconnect solution, including the ability to ramp rapidly up to and down from volume production and to provide assembly and test services. In addition, during periods of recession or economic slowdown in the electronics industry and other periods when excess capacity exists, electronics OEMs become more price sensitive, which could have a material adverse effect on interconnect pricing. The Company believes that once an OEM has selected a particular vendor to design and manufacture a flexible circuit interconnect, the OEM generally relies upon that vendor's design for the life of that specific application and, to the extent possible, subsequent generations of similar applications. Accordingly, it is difficult to achieve significant sales to a particular customer with respect to any application once another vendor has been selected to design and manufacture the flexible circuit interconnect used in that application. While this market paradigm may provide a barrier to the Company's competitors in the markets served by the Company, it also may present an obstacle to the Company's entry into other markets. The Company has targeted several markets as areas for its growth, but there can be no assurance that the Company will be able to achieve significant sales in any of these new, targeted markets.

     The Company experiences competition worldwide from a number of leading foreign and domestic providers, such as NOK, Fujikura, Nitto, M-Flex, Sheldahl and Parlex. NOK and Fujikura are Japan-based suppliers substantially larger than the Company with greater financial and other resources. Although the Company believes that a significant portion of the sales of these companies are in direct competition with the Company, the Company also believes that both of these competitors derive a majority of their revenues from Japan-based system manufacturers in the consumer goods market segment. M-Flex, Sheldahl and Parlex are U.S.-based flexible circuit manufacturers that have lower sales of polyimide flexible circuits than the Company and have historically targeted suppliers of computers, communication and automotive services and the military, respectively. Expansion of the Company's existing products or services could expose the Company to new competition. Moreover, new developments in the electronics industry could render existing technology obsolete or less competitive and could potentially introduce new competition into the market. There can be no assurance that the Company's competitors will not develop enhancements to, or future generations of, competitive products or services that will offer superior price or performance features to those of the Company or that new competitors will not enter the Company's markets. Finally, as many of the

Company's competitors are based in foreign countries, they have cost structures and prices based on foreign currencies. Accordingly, currency fluctuations could cause the Company's dollar-priced products to be less competitive than its competitors' products priced in other currencies.

     Since its December 1996 acquisition of ADFlex U.K., the Company competes in assembly matters with leading flexible circuit assembly providers such as Smartflex and Solectron. The Company believes that competition in assembly matters is primarily driven by availability of assembly technology, price and cycle time. The Company believes that it will compete favorably with these competitors because it offers its customers a complete flexible circuit interconnect solution including design, fabrication, assembly and testing.

     The Company's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price/performance characteristics. Competitive pressures often necessitate price reductions which can adversely affect operating results. The Company will be required to make a continued high level of investment in product development and research, sales and marketing and ongoing customer service and support to remain competitive. There can be no assurance that the Company will have sufficient resources to continue to make such investments or that the Company will be able to make the technological advances necessary to maintain its competitive position in the flexible circuit interconnect market. There can be no assurance that existing or future competitors will not be able to duplicate the Company's strategies, that the Company will be able to compete successfully in the future, or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. See "Business -- Competition."

INTELLECTUAL PROPERTY

     The Company believes that, due to its customers' demands for rapid technological advances and the resulting limited product life-cycles, the success of its business depends more on the technical and engineering expertise, creativity, marketing and service abilities of its employees than on patents, trademarks and copyrights. Nevertheless, the Company owns patents and has a policy of seeking patents when appropriate on inventions concerning new products and improvements as part of its ongoing research, development and manufacturing activities. The Company currently owns a number of United States patents. The Company also owns a royalty-free license to use four IBM patents in exchange for a cross license of certain Company patents. There can be no assurance that any patents issued to the Company will provide a competitive advantage or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or design around the patents issued to the Company. In addition, there can be no assurance that foreign intellectual property laws or the Company's agreements will protect the Company's intellectual property rights in any foreign country. Any failure to protect the Company's intellectual property rights could have a material adverse effect upon the Company's business, financial condition, results of operations and cash flows.

     The Company also has applied for United States and foreign trademarks. In addition, Rogers and Xyratex have each granted to the Company a nonexclusive, royalty-free license with respect to other intellectual property used in the Company's business. The Company also relies upon trade secret protections for its confidential and proprietary information. The Company routinely enters into confidentiality agreements with its customers, vendors, consultants and employees. There can be no assurance, however, that others will not independently gain information and techniques or otherwise gain access to the Company's trade secrets or that the Company can meaningfully protect its trade secrets.

     No claims have been asserted against the Company for infringement of the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all. If infringement were established, the Company could be required to pay damages or be enjoined from making, using or selling the infringing product. Likewise, there can be no assurance that a third party's product, if infringing on the Company's proprietary rights, may be prevented from doing so without litigation. Any of the foregoing could have a material adverse effect upon the Company's business, financial condition, results of operations and cash flows. See "Risk Factors -- Intellectual Property."

ENVIRONMENTAL CONTROLS

     Flexible circuit interconnect manufacturing requires the use of chemicals. As a result, the Company is subject to a variety of environmental laws relating to the storage, discharge, handling, emission, generation, manufacture, use and disposal of chemicals, solid and hazardous waste, and other toxic and hazardous materials used to manufacture the Company's products. The Company believes that it has been operating its facilities in substantial compliance in all material respects with existing environmental laws and regulations. However, the Company cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. For this reason, the Company has decided to implement environmental management systems geared toward minimizing the negative impacts and reducing potential financial risks arising from environmental issues. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of regulatory agencies, could require substantial expenditures by the Company and could adversely affect the results of operations of the Company. See "Risk Factors -- Environmental Regulations."

     The Company has conducted environmental studies of its facility in Chandler, Arizona, which revealed soil contamination that may require remediation. Further studies including a site specific risk analysis were conducted and a number of remediation options have been proposed. Based on these studies, the Company believes that the costs associated with the investigation and remediation of this situation will not have a material adverse effect on its operations or financial condition. However, given the uncertainties associated with environmental contamination, in the future there can be no assurance that such costs will not have a material adverse impact on the Company. Pursuant to the agreements governing the acquisition of the flexible circuit fabrication operations of Rogers, Rogers has retained all environmental liabilities existing prior to the date of that transaction. While Rogers currently has sufficient assets to fulfill its obligations under the acquisition agreements, if environmental liabilities requiring remediation are discovered and the Company was unable to enforce the acquisition agreement against Rogers, the Company could become subject to costs and damages relating to such environmental liabilities. Any such costs and damages imposed on the Company could materially adversely affect the Company's business, financial condition, results of operations and cash flows.

     During 1995, the Company acquired a manufacturing facility located in Agua Prieta, Mexico. In connection with this acquisition, the Company conducted an environmental study of the facility which indicated there is contamination by hazardous materials in the soil and groundwater. Pursuant to the purchase agreement, the sellers submitted a remediation plan to the appropriate Mexican authorities, and the plan was approved in May 1997. Subsequent remediation is proceeding and expected to be complete by the end of 1997. The sellers' obligation for the costs of remediation is limited to $2.5 million. A total of $1.0 million is being held in escrow pending the sellers' performance of their environmental obligations under the agreement. It is expected that the escrow balance will be adequate to complete the required remediation according to the approved plan. While the Mexican government has approved the existing remediation plan and U.S. standards generally do not apply in Mexico, it is possible that additional remedial work could be required in the future since the approved plan will not remove all contaminated soil and will not address groundwater. Given the uncertainties associated with environmental contamination, including possible claims by third parties, there can be no assurance that future remedial costs or liabilities will not have a material adverse impact on the Company.

     At this time, the Company does not anticipate any material amount of environmental-related capital expenditures for 1997 or 1998.

BACKLOG AND SEASONALITY

     The Company's backlog at September 30, 1997 was approximately $53.3 million as compared to $51.5 million at September 30, 1996. The Company includes in its backlog only those customer orders for which it has accepted purchase orders and assigned shipment dates within six months. Because the Company's sales are made pursuant to purchase orders rather than long-term contracts and are generally subject to cancellation or modification on short notice and with little or no penalty, the Company does not believe that its backlog at any particular date is indicative of sales or operating results for any future periods.

     Since commencement of independent operations in June 1993, the Company has experienced seasonal sequential net sales decreases in the fourth quarter of each year except 1996, where the inclusion of net sales from its U.K. operations masked the trend. During those same periods, the Company also experienced reduced operating margins when compared to prior quarters. The Company attributes this trend to product life cycles that typically begin with design activities in the fourth and first quarters leading to peak demand in the second and third quarters of each year. The Company anticipates that current capacity restraints and continuing weakness in the HDD market will result in net sales for the fourth quarter of 1997 approximately equal to net sales for the third quarter of 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EMPLOYEES

     As of September 30, 1997, the Company had a total of 5,450 employees, of which 5,235 were regular employees and 215 were temporary employees. Of the regular employees, 753 were based at the Company's facilities in Chandler, Arizona, 3,935 were based in Agua Prieta, Mexico, 47 were based in the United Kingdom and 500 were based in Thailand. Of the total regular employees, 4,836 are in manufacturing and 399 are in non-manufacturing activities including business units, manufacturing management and administration. Certain of the Company's employees located in Mexico are represented by a labor union and covered by a collective bargaining agreement that is subject to revision annually under Mexican labor laws. The Company has not experienced an employee-related work stoppage. The Company believes that its relationship with its union and other employees is good, but there can be no assurance that the Company will be able to successfully negotiate with the labor union in Mexico in the future. See "Risk Factors -- Foreign Operations and Currency Fluctuations" and "-- Dependence on Key Personnel."

LEGAL PROCEEDINGS

     The Company is not currently a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Directors are elected by the stockholders of the Company for one-year terms and hold office until the next annual meeting of stockholders or until their successors are elected and qualified. The Company's officers are elected annually by the Board of Directors and serve at the discretion of the Board. There are no family relationships among any of the directors or executive officers of the Company. The Directors and executive officers of the Company are as follows:

                   NAME                     AGE                      POSITION
------------------------------------------  ---     ------------------------------------------
Rolando C. Esteverena.....................  54      Director, Chairman, President and Chief
                                                    Executive Officer
Neil Dial.................................  46      Executive Vice President of Operations
Donald E. Frederick.......................  43      Vice President and Chief Financial Officer
R. Charles Furniss........................  51      Vice President Human Resources
Francisco F. Abril........................  50      Vice President and General Manager, Mexico
                                                    Operations
Vincent N. Poleo, Jr......................  48      Vice President North American Operations,
                                                    ADFlex Solutions Limited
Steve Sanghi(1)(2)........................  41      Director
Richard P. Clark(1)(2)....................  49      Director
William Kennedy Wilkie(1)(3)..............  48      Director
Wade Meyercord............................  56      Director

---------------
(1) Member of the Compensation Committee, of which Mr. Sanghi is Chairman.

(2) Member of the Audit Committee, of which Mr. Clark is Chairman.

(3) Mr. Wilkie was first nominated to the Board of Directors in 1996 pursuant to an agreement with Xyratex, whereby the Company had agreed to nominate Xyratex's nominee as a director and recommend to its stockholders that they vote in favor of Xyratex's nominee for election to the Board of Directors as long as Xyratex owns at least 500,000 shares of Common Stock. Xyratex is offering all of its shares of Common Stock in this offering, and, as a result, such agreement will terminate upon the consummation of this offering.

     Rolando C. Esteverena has served as President and Chief Executive Officer and a Director since the founding of the Company in June 1993 and as the Chairman of the Board of Directors since January 1996. From January 1990 until March 1993, Mr. Esteverena was the President and Chief Executive Officer of Digital F/X, Inc., a manufacturer of multi-media editing systems.

     Neil Dial has served as the Executive Vice President of Operations of the Company since October 1997. From May 1994 until joining the Company, he was President of Alphatec's Bangkok operations. From 1991 to April 1994, Mr. Dial was Assistant General Manager of Motorola's manufacturing facility in Kuala Lumpur, Malaysia.

     Donald E. Frederick has served as the Vice President and Chief Financial Officer of the Company since June 1997. From May 1995 until joining the Company, he served as Vice President of Finance for Flextronics International, based in San Jose, California. From January 1992 until May 1995, he was Director of Finance at Sony Electronics. Mr. Frederick's professional background includes more than 15 years experience in executive positions associated with financial management.

     R. Charles Furniss has served as the Vice President Human Resources of the Company since November 1994. From July 1987 through June 1994, Mr. Furniss was the Vice President Human Resources of Calcomp Inc., a wholly-owned subsidiary of Lockheed, Inc.

     Francisco F. Abril has served as the Vice President and General Manager Mexico Operations since January 1997. Mr. Abril has been with the Company or Rogers since 1982, serving in various manufacturing and operations management positions.

     Vincent N. Poleo, Jr. has served as the Vice President of the Company since January 1997. Mr. Poleo joined Rogers in 1980. From January 1996 to the present, Mr. Poleo has been the Director of Operations of ADFlex Solutions Limited. From January 1994 to January 1996, Mr. Poleo was the Director of Operations for the Company's Chandler manufacturing facility. From October 1992 to January 1994, he was a Business Unit Manager.

     Steve Sanghi has been a Director of the Company since June 1994. Mr. Sanghi is the President, Chief Executive Officer and Chairman of the Board of Microchip Technology Incorporated ("Microchip"), a manufacturer of programmable microcontrollers and related specialty memory products. He has been employed by Microchip since February 1990.

     Richard P. Clark has been a Director of the Company since June 1994. For the past 27 years, Mr. Clark has been employed by AMP Incorporated ("AMP"), an interconnect company. Since July 1995, Mr. Clark has been the President and Chief Executive Officer of M/A-COM, an AMP division that manufactures radio frequency and microwave components. From July 1989 through July 1995, Mr. Clark was the Associate Director for Corporate Development of AMP. Mr. Clark is also a director of BroadBand Technologies, Inc., a supplier of telecommunications equipment.

     William Kennedy Wilkie has been a Director of the Company since January 1996. Since November 1994, Mr. Wilkie has been the Chief Executive and a director of Havant International Holdings Limited (Xyratex) and its related subsidiaries. From June 1973 through November 1994, Mr. Wilkie was employed by IBM United Kingdom Ltd. and held executive positions in the IBM United Kingdom Manufacturing Division.

     Wade Meyercord has been a Director of the Company since December 1996. Mr. Meyercord has been the President of Meyercord & Associates, Inc., a management consulting firm, since September 1987. Mr. Meyercord also is the Chairman and a Director of California Micro Devices, a semiconductor manufacturer.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby, (i) by each person known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) by each of the Company's executive officers; (iii) by each of the Company's directors; (iv) by the Selling Stockholder; and (v) by all directors and officers of the Company as a group. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent that authority is shared by spouses under applicable law. This information is based upon information received from or on behalf of the named individuals. Unless otherwise indicated, the address for each stockholder is 2001 West Chandler Boulevard, Chandler, Arizona 85224.

                                  SHARES BENEFICIALLY                          SHARES BENEFICIALLY
                                OWNED PRIOR TO OFFERING       SHARES TO        OWNED AFTER OFFERING
                                ------------------------     BE SOLD IN      ------------------------
       BENEFICIAL OWNER           NUMBER      PERCENT(1)     OFFERING(2)      NUMBER       PERCENT(1)
------------------------------  ----------    ----------     -----------     ---------     ----------
William Kennedy Wilkie(3).....   1,393,347       15.9%        1,392,347          1,000           *
  P.O. Box 6
  Langstone Road
  Havant, Hampshire P09 1SA
Havant International Holdings
  Limited (Xyratex)...........   1,392,347       15.9%        1,392,347             --          --
  P.O. Box 6
  Langstone Road
  Havant, Hampshire P09 1SA
Kopp Investment Advisors,
  Inc.(4).....................   1,029,240       11.7%               --      1,029,240        10.1%
  LeRoy C. Kopp
  6600 France Avenue South,
  Suite 672
  Edina, MN 55435
The Prudential Insurance
  Company of America(5).......     989,400       11.3%               --        989,400         9.7%
  Prudential Plaza
  Newark, NJ 07102-3777
J. & W. Seligman & Co.
  Incorporated(6).............     900,000       10.3%               --        900,000         8.8%
  100 Park Avenue
  New York, NY 10017
FMR Corp(7)...................     846,700        9.7%               --        846,700         8.3%
  Edward C. Johnson
  Abigail P. Johnson
  82 Devonshire Street
  Boston, MA 02109
AMP Incorporated..............     506,096        5.8%               --        506,096         5.0%
  P.O. Box 3608
  M.S. 176-48
  Harrisburg, PA 17105
Rolando C. Esteverena(8)......     133,332        1.5%           33,000        100,332           *
Steve Sanghi(9)...............      18,000          *                --         18,000           *
R. Charles Furniss(10)........       2,603          *                --          2,603           *
Richard P. Clark(11)..........       6,000          *                --          6,000           *
Wade Meyercord(12)............       5,000          *                --          5,000           *
Neil Dial.....................          --         --                --             --          --
Donald E. Frederick...........          --         --                --             --          --
Francisco F. Abril(13)........      19,294          *                --         19,294           *
Vincent N. Poleo, Jr.(14).....         833          *                --            833           *
Executive officers and
  directors as a group
  including those named above
  (ten persons)(15)...........   1,578,409       17.8%        1,425,347        153,062         1.5%

---------------
  *  Less than 1%.

 (1) Shares of Common Stock subject to options which are currently exercisable or exercisable within 60 days of September 30, 1997, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Percentage of ownership is based on 8,765,529 shares of Common Stock outstanding prior to this offering and 10,073,182 shares of Common Stock outstanding after this offering.

 (2) If the over-allotment option is exercised in full, the following stockholders will sell the following numbers of shares of Common Stock:
     Rolando C. Esteverena, 33,000 shares;              .

 (3) Includes 1,392,347 shares of Common Stock owned by Havant International Holdings Limited ("Xyratex"). Mr. Wilkie is the Chief Executive Officer and a director of Xyratex. He disclaims beneficial ownership of all shares held by Xyratex.

 (4) According to its Schedule 13G (Amendment No. 2) dated January 28, 1997, Kopp Investment Advisors, Inc. ("KIA") is a registered investment adviser and LeRoy C. Kopp is the sole owner of KIA. KIA and Mr. Kopp have the sole power to vote 62,500 of such shares. They share the power to dispose of 1,024,240 of such shares and have the sole power to dispose of 5,000 of such shares. As to the 1,024,240 shares, neither KIA nor Mr. Kopp vote the vast majority of such shares and neither is the record owner of them. Such shares are held in a fiduciary or representative capacity, and no person individually has an interest that relates to more than 5% of the Common Stock.

 (5) According to its Schedule 13G dated February 9, 1996, The Prudential Insurance Company of America ("Prudential"), a mutual insurance company, registered broker-dealer and registered investment adviser, shares the power to vote 886,000 of such shares and shares the power to dispose of 915,100 of such shares. Prudential holds all such shares for the benefit of its clients by its separate accounts, registered investment companies, subsidiaries and/or other affiliates. Pursuant to an amendment to its
     Schedule 13D dated March 8, 1996, Prudential reported beneficial ownership of 532,000 shares, with shared voting power of 487,100 of such shares and shared dispositive power of 502,900 of such shares.

 (6) According to its Schedule 13G/A dated February 13, 1997, J. & W. Seligman & Co. Incorporated, a registered investment adviser, has sole voting power and the sole power to dispose of all shares reported.

 (7) According to its Schedule 13G dated February 14, 1996, FMR Corp. has sole power to vote 53,400 of such shares and sole power to dispose of 846,700 of such shares. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. and a registered investment adviser, is the beneficial owner of 775,500 of such shares as a result of acting as investment adviser to various registered investment companies. The ownership of one investment company, Fidelity Contrafund, a registered investment company, amounted to 509,300 shares. Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 775,000 shares. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp. and a bank, is the beneficial owner of 71,200 shares. Edward
     C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, have sole power to dispose of 71,200 shares, sole power to vote 53,400 shares, and no power to vote 17,800 shares owned by the institutional account(s) described above. Members of the Edward C. Johnson 3d family and trusts for their benefit, through the ownership of voting common stock of FMR Corp. and a certain shareholder's voting agreement, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

 (8) Includes options to acquire 13,332 shares of Common Stock currently exercisable or exercisable within 60 days of September 30, 1997.

 (9) Includes options to acquire 18,000 shares of Common Stock currently exercisable or exercisable within 60 days of September 30, 1997.

(10) Includes options to acquire 2,603 shares of Common Stock currently exercisable or exercisable within 60 days of September 30, 1997.

(11) Includes options to acquire 5,000 shares of Common Stock currently exercisable or exercisable within 60 days of September 30, 1997.

(12) Includes options to acquire 4,000 Shares of Common Stock currently exercisable or exercisable within 60 days of September 30, 1997.

(13) Includes options to acquire 18,708 shares of Common Stock currently exercisable or exercisable within 60 days of September 30, 1997.

(14) Includes options to acquire 833 shares of Common Stock currently exercisable or exercisable within 60 days of September 30, 1997.

(15) Includes options to acquire 62,476 shares of Common Stock currently exercisable or exercisable within 60 days of September 30, 1997. Also includes 1,392,347 shares of Common Stock held by Xyratex of which Mr. Wilkie disclaims beneficial ownership. See note (3) above.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), acting through their representatives BancAmerica Robertson Stephens, Hambrecht & Quist LLC and PaineWebber Incorporated (the "Representatives"), have severally agreed with the Company and the Selling Stockholder, subject to the terms and conditions of the Underwriting Agreement, to purchase the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                                      NUMBER
                                   UNDERWRITER                                      OF SHARES
----------------------------------------------------------------------------------  ----------
BancAmerica Robertson Stephens....................................................
Hambrecht & Quist LLC.............................................................
PaineWebber Incorporated..........................................................

                                                                                     ---------
          Total...................................................................   2,700,000
                                                                                     =========

     The Representatives have advised the Company and the Selling Stockholder that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not in excess of
$          per share, of which $          may be reallowed to other dealers.
After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company and the Selling Stockholders as set forth on the cover page of this Prospectus.

     The Company and certain other Selling Stockholders have granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 405,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the Company and the Selling Stockholder will receive for the 2,700,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise such option in whole or in part, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 2,700,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 2,700,000 shares are being sold.

     Pursuant to the terms of certain lock-up agreements, the holders of approximately 123,586 shares of the Company's Common Stock have agreed, for a period equal to the greater of 90 days after the date of this Prospectus or three days after the Company publicly releases its earnings for the fiscal period ending immediately after the date of this Prospectus, that they will not, directly or indirectly, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, owned directly by such holders or with respect to which they have the power of disposition, other than sales in this offering, without the prior written consent of BancAmerica Robertson Stephens. In addition, for the same period of time the Company has agreed that it will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase Common Stock or any securities convertible into or exchangeable for shares of Common Stock, without the prior written consent of BancAmerica Robertson Stephens, other than the Company's sales of shares in this offering, the issuance of shares of Common Stock upon the exercise of outstanding options, the grant of awards or the issuance of shares of Common Stock under the Company's 1994 Stock Incentive Plan and the sale of shares under the 1994 Employee Stock Purchase Plan. Xyratex acquired the shares of Common Stock that it intends to sell in this offering as part of the consideration for ADFlex U.K., all of which shares are currently subject to a lock-up agreement with the Company which expires in January 1998. In connection with this offering, Xyratex has extended the term of its existing lock-up through March 15, 1998.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act and liability arising from breaches of representations and warranties contained in the Underwriting Agreement.

     The offering price for the Common Stock will be determined by negotiations among the Company and the Representatives, based largely upon the market price for the Common Stock as reported on the Nasdaq National Market.

     The Representatives have advised the Company that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is a bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with this offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specific percentage of the passive market maker's average daily trading volume in the Common Stock during a specific period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Fennemore Craig, P.C., Phoenix, Arizona. Certain legal matters with respect to this offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements of ADFlex Solutions, Inc. for the years ended December 31, 1996, 1995 and 1994 appearing in this Prospectus and Registration Statement and the related financial statement schedules incorporated by reference in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and incorporated by reference in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois and 7 World Trade Center, Suite 1300, New York, New York 10048, at prescribed rates. In addition, such reports, proxy statements and other information are available through the Commission's Electronic Data Gathering and Retrieval System at http://www.sec.gov. The Company's Common Stock is listed on the Nasdaq National Market, and reports, proxy statements and certain other information concerning the Company can also be inspected at the offices of the Nasdaq National Market, 1735 K Street NW, Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock being offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in such Registration Statement and the exhibits and schedules thereto to which reference is hereby made. The statements in this Prospectus as to the contents of such Registration Statement are qualified in their entirety by such reference. The Registration Statement, together with its exhibits and schedules, may be inspected without charge at the Public Reference Section of the Commission in Washington, D.C. at the address noted above, and copies of all or any part thereof may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Securities and Exchange Commission (the "Commission") by the Company pursuant to the Exchange Act are hereby incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1996; (ii) the Company's Proxy Statement in connection with its 1997 Annual Meeting of Stockholders;
(iii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; (iv) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; (v) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997; (vi) the description of the Company's Common Stock in
Item 1 of the Company's Registration Statement on Form 8-A filed with the Commission on June 16, 1994 pursuant to Section 12 of the Exchange Act; and
(vii) the description of securities contained in the Company's Registration Statement on Form 8-A filed with the Commission on July 12, 1996 pursuant to
Section 12 of the Exchange Act.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of the filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is (or is deemed to be) incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any of the documents referred to above (other than exhibits). Requests should be directed to ADFlex Solutions, Inc., 2001 West Chandler Boulevard, Chandler, Arizona 85224, telephone (602) 963-4584, Attention: Donald E. Frederick, Vice President and Chief Financial Officer.

                             ADFLEX SOLUTIONS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Ernst & Young LLP, Independent Auditors.....................................  F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996, and September 30, 1997
  (unaudited).........................................................................  F-3
Consolidated Statements of Operations for the years ended December 31, 1994, 1995 and
  1996, and for the nine months ended September 30, 1996 and 1997 (unaudited).........  F-4
Consolidated Statements of Equity for the years ended December 31, 1994, 1995 and
  1996, and for the nine months ended September 30, 1997 (unaudited)..................  F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and
  1996, and for the nine months ended September 30, 1996 and 1997 (unaudited).........  F-6
Notes to Consolidated Financial Statements as of December 31, 1996, and September 30,
  1997 (unaudited)....................................................................  F-7

                         REPORT OF INDEPENDENT AUDITORS

The Stockholders and Board of Directors
ADFlex Solutions, Inc.

     We have audited the accompanying consolidated balance sheets of ADFlex Solutions, Inc. (the Company) at December 31, 1996 and 1995, and the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements of the Company referred to above present fairly, in all material respects, the consolidated financial position of ADFlex Solutions, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, on January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

                                                 /s/ ERNST & YOUNG LLP
Phoenix, Arizona
January 20, 1997

                             ADFLEX SOLUTIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                             DECEMBER 31,
                                                         ---------------------     SEPTEMBER 30,
                                                           1995         1996           1997
                                                         --------     --------     -------------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents............................  $ 15,699     $  6,097       $   4,644
  Accounts receivable, net.............................    13,123       23,612          29,210
  Accounts receivable from Smartflex Systems, Inc......     2,469        1,537           2,268
  Other receivables....................................        --        1,475           1,160
  Receivable for taxes.................................     6,269           --              --
  Inventories..........................................    16,824       14,990          19,778
  Deferred tax assets..................................       750        2,505           2,405
  Prepaid taxes........................................        --          795             913
  Prepaid expenses and other current assets............       544          303           1,029
                                                         --------     --------        --------
          Total current assets.........................    55,678       51,314          61,407
Property, plant and equipment, net.....................    35,289       34,297          37,047
Purchased intangibles, net.............................    15,937           --           2,578
Deferred tax assets....................................        --        7,546           5,424
Other assets...........................................        14           24              26
                                                         --------     --------        --------
                                                         $106,918     $ 93,181       $ 106,482
                                                         ========     ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Line of credit.......................................  $     --     $ 10,000       $   1,000
  Notes payable........................................        --           --           2,750
  Acquisition amount payable...........................    12,375           --              --
  Accounts payable.....................................     7,257       19,882          18,289
  Accrued liabilities..................................    12,778        9,679          10,814
  Current portion of long-term debt and capitalized
     leases............................................     2,632        2,651             168
                                                         --------     --------        --------
          Total current liabilities....................    35,042       42,212          33,021
Accrued restructuring charges-non-current..............        --        2,500              --
Deferred tax liabilities...............................       471           --           1,220
Long-term debt and capitalized leases..................     7,851        7,689          25,061
Minority interest in consolidated joint venture........        --          491              --
Commitments and contingencies..........................        --           --              --
Stockholders' equity:
  Preferred stock, $.01 par value, 10,000,000 shares
     authorized; none issued and outstanding...........        --           --              --
  Common stock, $.01 par value, 40,000,000 shares
     authorized; 8,282,312 and 8,633,508 issued and
     outstanding at December 31, 1995 and 1996,
     respectively and 8,765,529 at September 30,
     1997..............................................        83           86              88
  Additional paid-in capital...........................    58,786       60,542          62,082
  Retained earnings (deficit)..........................     4,685      (20,339)        (14,990)
                                                         --------     --------        --------
          Total stockholders' equity...................    63,554       40,289          47,180
                                                         --------     --------        --------
                                                         $106,918     $ 93,181       $ 106,482
                                                         ========     ========        ========

          See accompanying notes to consolidated financial statements

                             ADFLEX SOLUTIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                       YEAR ENDED               NINE MONTHS ENDED
                                                      DECEMBER 31,                SEPTEMBER 30,
                                              -----------------------------    -------------------
                                               1994       1995       1996        1996       1997
                                              -------   --------   --------    --------   --------
                                                                                   (UNAUDITED)
Net sales...................................  $77,733   $101,163   $156,836    $110,011   $159,524
Cost of sales...............................   53,812     73,108    138,273      97,864    132,857
                                              --------  --------   --------    --------    -------
Gross profit................................   23,921     28,055     18,563      12,147     26,667
Operating expenses:
  Engineering, research & development.......    3,697      4,548      7,366       5,376      5,987
  Selling, general & administrative.........    8,107      9,119     13,254      10,135     11,283
  Write-off of in-process technology........       --   13,920..         --          --         --
  Amortization of intangible assets.........       --         --      2,386       2,386         --
  Restructuring charges.....................       --         --     29,248      29,248         --
                                              --------  --------   --------    --------    -------
Total operating expenses....................   11,804     27,587     52,254      47,145     17,270
                                              --------  --------   --------    --------    -------
Operating income (loss).....................   12,117        468    (33,691)    (34,998)     9,397
Interest income.............................      274        973        223         196        135
Interest expense............................     (322)      (101)    (1,511)     (1,072)    (1,535)
Other income (expense), net.................      107         64         92         142       (175)
Minority interest in consolidated joint
  venture...................................       --         --        109          --       (181)
                                              --------  --------   --------    --------    -------
Income (loss) before income taxes...........   12,176      1,404    (34,778)    (35,732)     7,641
Income taxes................................    5,130      5,127     (9,754)    (10,248)     2,292
                                              --------  --------   --------    --------    -------
Net income (loss)...........................  $ 7,046   $ (3,723)  $(25,024)   $(25,484)  $  5,349
                                              ========  ========   ========    ========    =======
Net income (loss) per share.................  $  1.26   $  (0.54)  $  (2.92)   $  (2.97)  $   0.60
                                              ========  ========   ========    ========    =======
Common and common equivalent shares used in
  the calculation of net income (loss) per
  share.....................................    5,578      6,855      8,580       8,576      8,863
                                              ========  ========   ========    ========    =======

          See accompanying notes to consolidated financial statements

                             ADFLEX SOLUTIONS, INC.

                       CONSOLIDATED STATEMENTS OF EQUITY
                      (In thousands, except share amounts)

                                             COMMON STOCK        ADDITIONAL    RETAINED
                                          -------------------     PAID-IN      EARNINGS      TOTAL
                                            SHARES     AMOUNT     CAPITAL      (DEFICIT)     EQUITY
                                          ----------   ------    ----------    ---------    --------
Balance at December 31, 1993............   4,000,000    $ 40      $  1,960     $   1,362    $  3,362
Compensation expense on stock options...          --      --           675            --         675
Issuance of common stock, net of
  offering costs of $2,479..............   2,418,096      24        26,394            --      26,418
Issuance of common stock upon exercise
  of stock warrant......................      26,666      --           200            --         200
Issuance of common stock upon exercise
  of stock options......................     119,550       1            62            --          63
Net income..............................          --      --            --         7,046       7,046
                                           ---------     ---       -------      --------    --------
Balance at December 31, 1994............   6,564,312      65        29,291         8,408      37,764
Issuance of common stock through
  employee stock purchase plan and
  exercise of stock options, including
  tax benefit of $340...................     238,153       3         1,104            --       1,107
Issuance of common stock, net of
  offering costs of $273................     237,500       3         5,453            --       5,456
Issuance of common stock in connection
  with ADFlex U.K. acquisition..........   1,242,347      12        22,938            --      22,950
Net loss................................          --      --            --        (3,723)     (3,723)
                                           ---------     ---       -------      --------    --------
Balance at December 31, 1995............   8,282,312      83        58,786         4,685      63,554
Issuance of common stock through
  employee stock purchase plan and
  exercise of stock options, including
  tax benefit of $665...................     351,196       3         1,756            --       1,759
Net loss................................          --      --            --       (25,024)    (25,024)
                                           ---------     ---       -------      --------    --------
Balance at December 31, 1996............   8,633,508      86        60,542       (20,339)     40,289
Issuance of common stock through
  employee stock purchase plan and
  exercise of stock options
  (unaudited)...........................     132,021       2         1,540            --       1,542
Net income (unaudited)..................          --      --            --         5,349       5,349
                                           ---------     ---       -------      --------    --------
Balance at September 30, 1997
  (unaudited)...........................   8,765,529    $ 88      $ 62,082     $ (14,990)   $ 47,180
                                           =========     ===       =======      ========    ========

          See accompanying notes to consolidated financial statements

                             ADFLEX SOLUTIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                             NINE MONTHS
                                                                                                ENDED
                                                            YEARS ENDED DECEMBER 31,        SEPTEMBER 30,
                                                          -----------------------------   ------------------
                                                           1994       1995       1996       1996      1997
                                                          -------   --------   --------   --------   -------
                                                                                             (UNAUDITED)
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income (loss).......................................  $ 7,046   $ (3,723)  $(25,024)  $(25,484)  $ 5,349
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
Depreciation and amortization...........................      930      2,288      8,208      6,570     4,888
Write-off of in-process technology......................       --     13,920         --         --        --
Restructuring charges...................................       --         --     29,248     29,248
Loss on disposal of assets..............................       --         --        184         --        --
Compensation expense on stock options...................      675         --         --         --        --
Deferred taxes..........................................     (334)       656     (9,772)   (10,159)    3,441
Minority interest.......................................       --         --         --         --       181
Changes in operating assets and liabilities:
  Accounts receivable...................................   (5,182)    (3,455)   (10,489)   (11,846)   (5,598)
  Accounts receivable from Smartflex Systems, Inc.......     (714)      (376)       932        903      (731)
  Inventories...........................................   (3,306)    (4,406)     1,834      1,039    (4,787)
  Prepaid expenses and other current assets.............      (14)      (587)    (2,029)    (2,003)     (529)
  Payables and accrued liabilities......................    4,892     14,913     11,347      9,087    (2,956)
                                                          -------   --------   --------   --------   -------
Net cash provided by (used in) operating activities.....    3,993     19,230      4,439     (2,645)     (742)
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
Capital expenditures....................................   (5,450)   (20,636)   (13,763)   (10,620)   (7,641)
Purchase of net assets in ADFlex U.K. acquisition.......       --    (12,375)        --         --        --
Decrease (increase) in other assets.....................      157         83        (10)       (29)       --
Decrease in acquisition payable.........................       --         --    (12,375)   (12,375)       --
Investment in joint venture.............................       --         --        491        571      (500)
Sales of available-for-sale investment securities.......   63,214    396,074         --         --        --
Purchases of available-for-sale investment securities...  (82,132)  (377,156)        --         --        --
                                                          -------   --------   --------   --------   -------
Net cash used in investing activities...................  (24,211)   (14,010)   (25,657)   (22,453)   (8,141)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Issuance of common stock, net of expenses...............   26,681      6,563      1,759      1,759     1,542
Net activity on line of credit..........................   (2,805)        --     10,000     10,200    (9,000)
Payments on capitalized lease obligations...............     (104)      (109)      (143)      (107)     (112)
Proceeds from issuance of long-term debt................       --         --         --         --    25,000
Payments on long-term debt..............................       --         --         --         --   (10,000)
                                                          -------   --------   --------   --------   -------
Net cash flows provided by financing activities.........   23,772      6,454     11,616     11,852     7,430
                                                          -------   --------   --------   --------   -------
Net increase (decrease) in cash and cash equivalents....    3,554     11,674     (9,602)   (13,246)   (1,453)
Cash and cash equivalents at beginning of period........      471      4,025     15,699     15,699     6,097
                                                          -------   --------   --------   --------   -------
Cash and cash equivalents at end of period..............  $ 4,025   $ 15,699   $  6,097   $  2,453   $ 4,644
                                                          =======   ========   ========   ========   =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for:
  Interest..............................................  $   280   $     68   $    665   $    421   $ 1,107
  Income taxes..........................................    5,104      4,849      1,409      1,409       501
Issuance of common stock in connection with ADFlex U.K.
  acquisition...........................................       --     22,950         --         --        --
Issuance of subordinated debenture in connection with
  ADFlex U.K. acquisition...............................       --     10,000         --         --        --
Issuance of note payable in connection with ADFlex
  Thailand acquisition..................................       --         --         --         --     2,750
Acquisition of assets under capitalized leases..........      696         --         --         --        --

          See accompanying notes to consolidated financial statements

                             ADFLEX SOLUTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1996 AND SEPTEMBER 30, 1997
               (Information as of September 30, 1997 and for the
          nine months ended September 30, 1997 and 1996 is unaudited)

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     ADFlex Solutions, Inc. is a high-volume flexible interconnect manufacturer. The Company combines design, low-cost fabrication, state-of-the-art flex assembly and functional testing, as a single-source provider of complete flexible interconnect solutions. The Company supplies flexible interconnects to leading manufacturers of storage systems, including hard disk drives, notebook computers, cellular telephones, and high-end consumer products. The Company serves customers located in North America, Europe, and Southeast Asia.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

     On August 27, 1996, the Company announced the establishment of a joint venture with Hana Microelectronics (Hana), a diversified electronics manufacturer headquartered in Thailand, to produce and test advanced chip-on-flex and surface mount technology assemblies. The venture, ADFlex Thailand Limited (ATL), is 80% owned by the Company. The Company's Consolidated Balance Sheets include 100% of the assets and liabilities of ATL. Hana's 20% interest in ATL and ATL's earnings have been reflected as "Minority interest in consolidated joint venture" and "Minority interest in consolidated joint venture" on the Company's Consolidated Balance Sheets and Consolidated Statements of Operations, respectively. On September 26, 1997, the Company acquired the 20% interest held by Hana. (See Note 3.)

  Foreign Currency Translation

     The Company uses the United States Dollar as its functional currency for its subsidiaries in Mexico, England, and Thailand. Remeasurement gains and losses, resulting from the process of remeasuring the financial statements of these foreign subsidiaries into U.S. dollars, are included in operations. To date, the effect on income of remeasurement gains and losses has been immaterial.

  Cash and Cash Equivalents

     Cash and cash equivalents include demand deposits, money market accounts and repurchase agreements since they represent highly liquid investments with maturities of three months or less when purchased.

  Concentration of Credit Risk

     Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of trade receivables. A majority of the Company's trade receivables are derived from sales in various geographic areas to large companies within the computer and computer peripherals industries.

     The Company has adopted credit policies and standards to accommodate the computer and computer peripherals industry's growth and inherent risk. The Company performs ongoing credit evaluations of its customers' financial condition but generally does not require collateral, such as letters of credit or security agreements.

                             ADFLEX SOLUTIONS, INC.

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Inventories

     Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual cost on a first-in, first-out basis).

  Property, Plant and Equipment

     Property, plant, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets which range from 3 to 40 years. The Company uses accelerated methods for computing depreciation for tax purposes.

  Purchased Intangibles

     Intangible assets were acquired in connection with the acquisition of ADFlex U.K. Intangible assets included completed technology and work force in place. At September 30, 1996, as part of a restructuring plan for the Company's assembly operations in the U.K., all remaining intangible assets acquired in the ADFlex U.K. acquisition were written off. The assets were being amortized over their estimated useful lives of five years prior to the write-off.

     In connection with the acquisition of Hana's 20% interest in September 1997, the Company recorded goodwill which will be amortized over its estimated useful life of five years.

     The recoverability of intangible assets attributable to the Company's acquisitions is analyzed periodically based on actual and projected levels of profitability and cash flows of the operations acquired on an undiscounted basis.

  Revenue Recognition

     Sales are recognized upon shipment. The Company warrants its products to be free of defects and repairs customer shipments as required. The Company records a provision for the estimated cost of repairing returns at the time of shipment.

  Fair Value of Financial Instruments

     Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures About Fair Value of Financial Instruments, requires that the Company disclose estimated fair values of financial instruments. Cash and cash equivalents, accounts receivable, borrowings under the Company's line of credit, notes payable, accounts payable, accrued liabilities, capitalized leases and accrued restructuring charges are carried at amounts that reasonably approximate their fair values. The Company's long-term debt bears interest at a variable interest rate which approximates current market interest rates; therefore, the Company believes that long-term debt approximates its fair value.

  Impairment of Long-Lived Assets

     On January 1, 1996, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognized a charge under SFAS No. 121 in connection with the restructuring of its U.K. operations (see Note 2).

                             ADFLEX SOLUTIONS, INC.

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Research and Development

     Research and development costs are expensed as incurred.

  Income Taxes

     Income taxes are provided using the liability method based upon the provisions of SFAS No. 109, Accounting for Income Taxes.

  Stock Based Compensation

     The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion 25, Accounting Stock for Issued to Employees (APB 25), and accordingly, recognizes no compensation expense for stock option grants.

  Interim Financial Statements

     The accompanying consolidated balance sheet at September 30, 1997 and the consolidated statements of operations, equity and cash flows for the nine months ended September 30, 1996 and 1997 are unaudited and have been prepared on the same basis as the audited consolidated financial statements included herein. In the opinion of management, such unaudited consolidated financial statements include all adjustments necessary to present fairly the information set forth therein, which consist solely of normal recurring adjustments. The results of operations for such interim period are not necessarily indicative of results for the full year.

  Impact of Recently Issued Accounting Standards

     In February, 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in no material change in earnings (loss) per share (before or after extraordinary items) for the quarterly periods during 1997 and 1996.

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which is required to be adopted in the first quarter of 1998. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income includes certain non-owner changes in equity which are currently excluded from net income. Because the Company historically has not experienced transactions which would be included in comprehensive income, adoption of SFAS 130 is not expected to have a material effect on the consolidated financial position or results of operations or cash flows of the Company.

                             ADFLEX SOLUTIONS, INC.

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Net Income (Loss) Per Share

     Net income (loss) per share is calculated using the weighted average number of common and common equivalent shares outstanding during the period, unless antidilutive. Dilutive common equivalent shares are computed using the treasury stock method.

     Supplementary pro forma net income per share, assuming the proceeds from the issuance of common shares in connection with the offering at the assumed public offering price of $27.19 ($33.4 million net of issuance costs) were used to repay the term loan (Note 7) as of the date upon which the debt was created, would have been $0.63 per share for the nine months ended September 30, 1997, based upon 919,540 incremental shares issued.

  Prior Period Reclassifications

     Certain prior period amounts have been reclassified to conform to the current presentation.

NOTE 2  ADFLEX U.K.

     Effective December 31, 1995, the Company acquired all outstanding capital shares of Havant International Limited (formerly the flexible interconnect division of Xyratex and now ADFlex Solutions Limited or ADFlex U.K.). Under the terms of the agreement, the Company issued 1,242,347 shares of restricted Common Stock valued at $22.9 million, issued a $10.0 million subordinated debenture and paid $12.4 million in cash.

     The acquisition was accounted for using the purchase method of accounting; therefore, the accompanying financial statements include the accounts of ADFlex U.K. since the date of acquisition.

     The purchase price of $45.3 million, in addition to the direct costs of the transaction incurred for investment brokers, professional fees and direct incremental transaction costs of $1.9 million, is allocated as follows (in millions):

        Receivable for taxes.................................................  $ 6.3
        Inventories..........................................................    6.5
        Equipment............................................................   11.1
        Liability for taxes..................................................   (6.3)
        Intangible assets....................................................   15.9
        In-process technology................................................   13.9
        Other assets/liabilities, net........................................   (0.2)
                                                                               -----
                                                                               $47.2
                                                                               =====

     As part of the ADFlex U.K. acquisition, the Company legally assumed the U.K. tax liability of the predecessor company originally estimated at $6.3 million. The seller agreed to reimburse the Company for any taxes payable relating to the predecessor's operations and indemnified the Company for any additional taxes that may be assessed in relation to the predecessor's operations. Accordingly, the Company recorded a receivable for taxes due from the predecessor in an amount equal to the estimated taxes payable. The actual amount of taxes, which were determined to be $3.4 million, were paid by the Company and reimbursed by the seller in 1996. The balance of the accrued taxes were offset against the related receivable from the seller. Intangible assets include completed technology

                             ADFLEX SOLUTIONS, INC.

NOTE 2  ADFLEX U.K. (CONTINUED)
and work force in place with estimated lives of five years. The $13.9 million allocated to in-process technology was expensed immediately as required under generally accepted accounting principles.

     The unaudited pro forma combined condensed results of operations of the Company for the year ended December 31, 1995, had the acquisition occurred at January 1, 1995 and which eliminates the non-recurring charge, are as follows (in thousands, except per share amounts).

        Revenues..........................................................  $169,491
        Net income........................................................    10,422
        Net income per share..............................................      1.23

     The unaudited pro forma results for the year ended December 31, 1995 exclude the effect of the charge for in-process technology as the charge is non-recurring. The unaudited pro forma results for the year ended December 31, 1995 reflect intercompany sales elimination, intangible asset amortization and interest expense on the new debt related to the acquisition.

     The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred had the transaction been completed at the beginning of the period indicated, nor is it necessarily indicative of future operating results.

     On September 29, 1996, the Company's Board of Directors approved a plan to restructure, over the next twelve months, the Company's assembly operation in the U.K., and during that time period transfer production from the U.K. to the Company's manufacturing facility in Thailand. Accordingly, the Company recorded the following: $13.5 million write-off of intangible assets, $8.8 million write-down of property, plant and equipment, $2.5 million in lease termination charges and $4.4 million in employee termination costs for 507 direct labor, technical and administrative employees. As of December 31, 1996, $0.3 million of the employee termination charges related to 13 employees had been paid and charged against the liability. As of September 30, 1997, production has ceased at the U.K. facility. During the nine months ended September 30, 1997, the Company paid and charged to the liability $2.9 million related to employee termination costs for 132 employees and lease termination costs. The remaining liability for employee and lease termination is approximately $3.7 million, which the Company believes is adequate. Total revenue and total operating loss related to this operation for the year ended December 31, 1996 was $62.8 million and $38.5 million, respectively, and for the nine months ended September 30, 1997 was $36.4 million $0.2 million, respectively. Following the restructuring, the Company will maintain a technology development center and a sales and service organization in the U.K. to support its European customers.

NOTE 3  ADFLEX THAILAND

     In an effort to increase its global sourcing opportunities and to decrease its operating costs, the Company established a joint venture, ATL, located in Lamphun, Thailand with Hana in August 1996. On September 26, 1997 the Company increased its ownership interest in ATL from 80% to 100% through the purchase of Hana's 20% equity interest. Under the terms of the Equity Purchase Agreement, the Company paid $0.5 million at closing and agreed to pay an additional $2.8 million at various dates through September 30, 1998. The excess purchase price over fair value of the net tangible assets acquired of $2.6 million has been recorded as goodwill which will be amortized on a straight line basis over five years.

                             ADFLEX SOLUTIONS, INC.

NOTE 4  ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following (in thousands):

                                                                        DECEMBER 31,
                                                                     -------------------
                                                                      1995        1996
                                                                     -------     -------
    Accounts receivable trade......................................  $13,765     $24,223
    Allowance for returns and doubtful accounts....................     (642)       (611)
                                                                     -------     -------
                                                                     $13,123     $23,612
                                                                     =======     =======

NOTE 5  INVENTORIES

     Inventories consist of the following (in thousands):

                                                          DECEMBER 31,
                                                       -------------------     SEPTEMBER 30,
                                                        1995        1996           1997
                                                       -------     -------     -------------
                                                                                (UNAUDITED)
    Raw material.....................................  $ 7,309     $ 8,152        $12,610
    Work-in-process..................................    9,153       6,690          6,249
    Finished goods...................................      362         148            919
                                                       -------     -------        -------
                                                       $16,824     $14,990        $19,778
                                                       =======     =======        =======

NOTE 6  PROPERTY, PLANT, AND EQUIPMENT

     Property, plant and equipment consist of the following (in thousands):

                                                                        DECEMBER 31,
                                                                     -------------------
                                                                      1995        1996
                                                                     -------     -------
    Land...........................................................  $    --     $   423
    Building.......................................................    6,763       9,800
    Leasehold improvements.........................................    3,210       3,999
    Manufacturing equipment........................................   26,750      26,439
    Computer and office equipment..................................    1,878       1,777
                                                                     -------     -------
                                                                      38,601      42,438
    Accumulated depreciation and amortization of capitalized lease
      obligations..................................................   (3,312)     (8,141)
                                                                     -------     -------
                                                                     $35,289     $34,297
                                                                     =======     =======

     Depreciation expense, including the amortization of capitalized lease obligations, was $0.9 million, $2.3 million and $5.8 million for the years ended December 31, 1994, 1995, and 1996, respectively.

NOTE 7  LINE OF CREDIT AND LONG-TERM DEBT

     Prior to October, 1995, the Company had a $7.5 million revolving line of credit with First Interstate Bank of Arizona (the FIB Line). The FIB Line was unsecured and any outstanding balance bore interest at the bank's prime interest rate or, at the Company's option, LIBOR plus 2.0%. On October 31, 1995, the Company replaced the FIB Line with a two-year, $20.0 million revolving line of

                             ADFLEX SOLUTIONS, INC.

NOTE 7 LINE OF CREDIT AND LONG-TERM DEBT (CONTINUED) credit with The First National Bank of Boston and First Interstate Bank of Arizona (the FNBB line). On June 18, 1996, the Company amended the FNBB line. Under the amended FNBB line, accounts receivable and inventory are pledged as collateral and borrowing is limited to 80% of the aggregate value of all eligible domestic accounts plus 70% of the aggregate value of all eligible foreign accounts. Any outstanding balance bears interest at the bank's prime interest rate, or at the Company's option, LIBOR plus 1.5%. At December 31, 1996, the weighted average interest rate was 7.3%. The FNBB line requires the Company to maintain certain covenants based on leverage and profitability and prohibits the payment of dividends and certain types of merger transactions without the prior approval of the banks. At December 31, 1996, the Company had $17.1 million available for borrowing under the FNBB line with an outstanding balance of $10.0 million. At December 31, 1995, there were no amounts outstanding under the line of credit.

     On February 18, 1997 the Company amended to the FNBB line to provide additional flexibility with respect to certain covenants to allow the Company to more adequately meet its working capital requirements. This amendment requires the Company to maintain certain covenants based on leverage and profitability on a monthly basis through September 30, 1997 and quarterly thereafter and prohibits the payment of dividends and certain types of merger transactions without the prior approval of the banks. All assets of the Company are pledged as collateral and borrowing is limited to 80% of the aggregate value of all eligible domestic accounts plus 70% of the aggregate value of all eligible foreign accounts. The amendment became effective as of December 31, 1996 and the Company was in compliance with all covenants of the amended FNBB line at December 31, 1996. Provisions made during the year for restructuring charges and the results of operations rendered the Company unable to comply with the financial covenants under the FNBB line for the quarter ended September 30, 1996. The lenders have waived compliance with the financial covenants for the quarter ended September 30, 1996.

     On June 5, 1997, the Company entered into a new credit agreement (the credit facility) arranged by BancBoston Securities, Inc., which includes a number of bank as lenders. The credit facility consists of a $20.0 million three-year revolving line of credit and a $25.0 million five-year term loan with equal principal payments due each quarter beginning with the quarter ending December 31, 1998 and continuing through the quarter ending March 31, 2002. Borrowing under the line of credit is limited to 80% of the aggregate value of all eligible domestic accounts receivable plus 70% of the aggregate value of all eligible foreign accounts receivable. Under the terms of the facility, any outstanding balance bears interest at BankBoston, N.A.'s prime interest rate or LIBOR plus an applicable margin ranging from 1.50% to 2.25% based on the Company achieving certain financial objectives at the end of each quarter. The credit facility is secured by all assets of the Company and a pledge by the Company of 66 2/3% of the stock of its subsidiaries. The Company is required, under the credit agreement, to maintain certain financial ratios and meet certain net worth and indebtedness tests for which the Company is in compliance at September 30, 1997. At September 30, 1997, $25.0 million was outstanding under the term loan and $1.0 million was outstanding under the revolving line of credit. Of the proceeds from the $25.0 million term loan, approximately $7.5 million in principal plus $0.3 million in accrued interest was used to retire, ahead of schedule, the subordinated debenture issued in the acquisition of the Company's U.K. operation. In addition, the Company remitted $2.5 million in principal plus $0.8 million in accrued interest in January 1997 in payment of the subordinated debenture.

                             ADFLEX SOLUTIONS, INC.

NOTE 7  LINE OF CREDIT AND LONG-TERM DEBT (CONTINUED)
     Long-term debt consists of the following (in thousands):

                                                          DECEMBER 31,
                                                       -------------------     SEPTEMBER 30,
                                                        1995        1996           1997
                                                       -------     -------     -------------
                                                                                (UNAUDITED)
    Subordinated debenture issued in connection with
      the U.K. acquisition, payable beginning
      January, 1997 in four equal annual installments
      (LIBOR + 2.50%; 8.00% and 7.30% at December 31,
      1995 and 1996, respectively)...................  $10,000     $10,000        $    --
    Term loan agreement payable beginning December
      31, 1998 in fourteen equal annual installments
      (LIBOR + margin ranging from 1.50% to 2.25%,
      8.20% at September 30, 1997)...................       --          --         25,000
    Capitalized lease obligations....................      483         340            229
                                                       -------     -------        -------
                                                        10,483      10,340         25,229
    Less current maturities..........................   (2,632)     (2,651)          (168)
                                                       -------     -------        -------
                                                       $ 7,851     $ 7,689        $25,061
                                                       =======     =======        =======

     The Company was also contingently liable at December 31, 1996 and September 30, 1997 for $0.2 million related to outstanding letters of credit guaranteeing the Company's performance on certain contracts. The amount of these letters of credit is a reasonable estimate of their fair value as the value for each is fixed over the life of the commitment.

NOTE 8  ACCRUED LIABILITIES

     Accrued liabilities consist of the following (in thousands):

                                                           DECEMBER 31,
                                                        ------------------     SEPTEMBER 30,
                                                          1995       1996          1997
                                                        --------    ------     -------------
                                                                                (UNAUDITED)
    Salaries and benefits.............................    $3,138    $2,830        $ 3,823
    Income taxes payable..............................     6,782       170           (673)
    Accrued interest..................................        33       864            164
    Accrued commissions...............................       217       278            503
    Accrued relocation................................        --        --            500
    Accrued restructuring charges, current............        --     4,187          3,723
    Other.............................................     2,608     1,350          2,774
                                                         -------    ------        -------
                                                         $12,778    $9,679        $10,814
                                                         =======    ======        =======

NOTE 9  COMMON STOCK AND EQUITY

  Preferred Stock

     The Company's certificate of incorporation authorizes the issuance of 10.0 million shares of preferred stock, at $0.01 par value, undesignated as to powers, preferences, rights, limitations or restrictions. As of December 31, 1996 and September 30, 1997, no shares of preferred stock have been issued.

                             ADFLEX SOLUTIONS, INC.

NOTE 9  COMMON STOCK AND EQUITY (CONTINUED)
  Common Stock

     The number of shares of Common Stock reserved for future issuance at December 31, 1996, was as follows:

        Employee and director stock options outstanding....................   555,162
        Reserved for future grants under the 1994 Stock Incentive Plan.....    67,058
        1994 director stock options outstanding............................    36,000
        Reserved for issuance under the Employee Stock Purchase Plan.......    56,700
                                                                             --------
        Total reserved for future issuance.................................   714,920
                                                                              =======

     In conjunction with the ADFlex U.K. acquisition, the Company issued 1,242,347 shares of restricted Common Stock. The holder has agreed not to sell or otherwise dispose of the shares for a period of two years.

  Stock Option Plans

     The Company has elected to follow APB 25, Accounting for Stock Issued to Employees, in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, Accounting and Disclosure of Stock-Based Compensation, requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Under the Company's 1993 Equity Incentive Plan (1993 Plan) adopted June 29, 1993, qualified employees received options to purchase 599,000 shares of Common Stock. The options granted under this Plan were to vest over approximately four years, but automatically vested at the time of the Company's initial public offering on September 27, 1994. The remaining shares available for grant under the 1993 Plan have been eliminated.

     On June 1, 1994, the Company adopted, and the stockholders approved, the 1994 Stock Incentive Plan (1994 Plan) as the successor to the 1993 Plan and reserved 200,000 shares of its Common Stock for issuance under the Plan. On April 18, 1995, the stockholders approved an amendment to the 1994 Plan that increased the number of shares of Common Stock available for issuance in any year to an amount equal to 3% of the outstanding shares of Common Stock each January 1 during the term of the Plan. In 1996, 248,469 shares were reserved for issuance. As part of the same amendment, the stockholders approved an automatic grant to eligible non-employee directors of an option to acquire 12,000 shares of Common Stock upon such directors' initial election to the Company's Board of Directors and 3,000 shares of Common Stock each year thereafter. Options granted to employees to date under the 1994 Plan either vest over a four year period from the date of grant or one year from the date of grant and automatic options granted to directors vest over a three year period from the date of grant.

     On July 2, 1997 the Company canceled 92,250 options issued under the 1994 Plan with a price per share of $27.25 and granted 92,250 options with a price per share of $14.88. The vesting schedule remained the same with the options vesting over a four year period from the new date of grant.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted-average assumptions for 1996 and

                             ADFLEX SOLUTIONS, INC.

NOTE 9  COMMON STOCK AND EQUITY (CONTINUED)
1995: risk-free interest rates of 6.28%, dividend yields of 0.0%, volatility factor of the expected market price of the Company's Common Stock of 0.68, and a weighted-average expected life of the option of five years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for per share information):

                                                              YEAR ENDED DECEMBER 31,
                                                             -------------------------
                                                              1995              1996
                                                             -------           -------
        Pro forma net loss.................................  $(3,970)          $(5,962)
        Pro forma net loss per share.......................    (0.58)            (3.03)

     The effects of applying SFAS No. 123 for the years ended December 31, 1996 and 1995 are not likely to be representative of the effects on reported net income for future years.

     Activity in the Plans for the years ended December 31, 1994, 1995, and 1996 was as follows:

                                                                   OUTSTANDING OPTIONS
                                          SHARES       --------------------------------------------
                                         AVAILABLE     NUMBER OF        PRICE PER        AGGREGATE
                                        FOR OPTIONS     SHARES            SHARE            PRICE
                                        -----------    ---------    -----------------    ----------
December 31, 1993......................    307,000      393,000                 $0.50    $  196,500
  Authorized shares -- 1994 Plan.......    200,000           --                    --            --
  Grants...............................   (349,950)     349,950     $ 0.50 - 16.00        2,483,200
  Exercises............................         --     (119,550)    $ 0.50 -  2.50          (61,775)
                                          --------     --------
  Cancellations........................   (101,000)          --                    --            --
December 31, 1994......................     56,050      623,400     $ 0.50 - 16.00        2,617,925
  Authorized shares -- 1994 Plan.......    196,929           --                    --            --
  Grants...............................   (198,250)     198,250     $ 24.00 - 27.25       5,353,188
  Exercises............................         --     (185,437)    $ 0.50 - 16.00         (152,827)
  Cancellations........................    (56,050)          --                    --            --
  Forfeitures..........................      1,850       (1,850)               $16.00       (29,600)
                                          --------     --------
December 31, 1995......................        529      634,363     $ 0.50 - 27.25        7,788,686
  Authorized shares -- 1994 Plan.......    248,469           --                    --            --
  Grants...............................   (317,725)     317,725     $ 8.00 - 17.50        3,374,000
  Exercises............................         --     (260,612)    $ 0.50 - 16.00         (201,267)
  Cancellations........................       (529)          --                    --            --
  Forfeitures/Expirations..............    136,314     (136,314)    $ 9.375 - 27.25      (2,707,345)
                                          --------     --------      ---------------     ----------
December 31, 1996......................     67,058      555,162     $ 0.50 - 27.25       $8,254,074
                                          ========     ========      ===============     ==========

                             ADFLEX SOLUTIONS, INC.

NOTE 9  COMMON STOCK AND EQUITY (CONTINUED)
     There were 335,534 and 149,608 options exercisable with a weighted-average price of $2.03 and $15.31 at December 31, 1995 and 1996, respectively. The weighted-average remaining contractual life of those options is 9.1 years. The weighted average fair value of all grants made during the years ended December 31, 1996 and 1995 are as follows:

    Incentive Stock Options granted in 1995 under the 1994 Plan.................  $16.86
    Incentive Stock Options granted in 1996 under the 1994 Plan.................  $ 6.87
    Non-qualified Stock Options granted in 1995 under the 1994 Plan.............  $16.55
    Non-qualified Stock Options granted in 1996 under the 1994 Plan.............  $ 5.93

  Director Stock Options

     On June 2, 1994, the Company granted an option to purchase 24,000 shares of Common Stock at an exercise price of $10.00 per share to a newly appointed outside director. The option vests over a four year period. On October 31, 1996, the Company granted two outside directors an option to purchase 6,000 shares of Common Stock each at an exercise price of $8.75. The options vest over a three year period.

  Deferred Compensation

     The Company determined that certain stock options in the quarter ended March 31, 1994, were granted at below the deemed fair value. The difference between the deemed fair value of the options and the exercise prices at date of grant of approximately $0.7 million was to be charged to operations over a period beginning on the grant date of the options and ending on the expiration of the vesting period or, if earlier, upon the completion of the Company's initial public offering, at which time the options vested automatically.

  Employee Stock Purchase Plan

     On June 2, 1994, the Company adopted and the stockholders approved the 1994 Employee Stock Purchase Plan (the Purchase Plan) and the Company reserved 200,000 shares of Common Stock for sale to employees. The Purchase Plan became effective upon the Company's initial public offering. The Purchase Plan allows eligible employees of the Company to purchase shares of Common Stock at 85% of the lesser of the fair value of such shares at the beginning of the offering period or entry date (whichever is higher) and the end of each six-month purchase period within such offering period. Contributions are limited to 15% of an employee's eligible compensation, subject to a maximum annual purchase of $25,000. There were 52,716 and 90,584 shares issued under the Purchase Plan during 1995 and 1996, respectively. There were no shares issued under the Purchase Plan during 1994.

NOTE 10  EMPLOYEE BENEFIT PLANS

     During July 1993, the Company established a 401(k) employee salary deferral plan that allows voluntary contributions by all full-time employees of the Company's United States and Mexico operations upon commencement of employment. Under the plan, eligible employees may contribute up to 18% of their pre-tax earnings, not to exceed the Internal Revenue Service annual contribution limit ($9,500 for 1996). The Company may make contributions each year up to a maximum of 4% of an employee's total compensation. The total Company contribution was $0.1 million for each of the years ended December 31, 1994, 1995 and 1996 and $0.1 million for each of the nine months ended September 30, 1996 and 1997.

                             ADFLEX SOLUTIONS, INC.

NOTE 10  EMPLOYEE BENEFIT PLANS (CONTINUED)
     Following the acquisition of ADFlex U.K., an insured money purchase voluntary pension scheme was established for all full-time United Kingdom employees upon commencement of employment. Under the plan, a contribution of 3% or 6%, depending on the job grade, is made by the Company on behalf of employees who elect to participate. The employees may also make contributions of their pre-tax earnings up to age related limits set by U.K. law. Company contributions were $0.2 million for the year ended December 31, 1996 and were $0.2 million for the nine months ended September 30, 1997.

     The Company has adopted a profit sharing plan for its United States and Mexico employees to provide a financial incentive. The Company makes contributions to the profit sharing plan in an amount equal to 5% of pre-tax profits. No expenses were recorded pursuant to this plan for the year ended December 31, 1996. Total expenses pursuant to this plan for the years ended December 31, 1994 and 1995 were $0.6 million and $0.8 million, respectively, and for the nine months ended September 30, 1997 were $0.4 million. No expenses were recorded pursuant to this plan for the nine months ended September 30, 1996.

     The Company also adopted a profit related pay scheme for its United Kingdom employees to provide a financial incentive. Under the plan, all employees would received 20% of their income tax exempt if the Company achieved minimum profit levels approved by the U.K. government. The plan was canceled in July 1996 due to the Company's failure to meet the profit level targets; however, the taxes which were not withheld from the employees salary up to this point can not be recovered from the employees. The Company has accrued a loss of $0.1 million for the employees' tax liability. The liability will be paid by the Company when its tax return for the United Kingdom is completed in 1997.

     The Company has adopted a management bonus plan to provide an additional financial incentive for management. Total expenses pursuant to this plan for the years ended December 31, 1994, 1995 and 1996, were $0.9 million, $0.9 million, and $0.1 million, respectively, and for the nine months ended September 30, 1996 and 1997 were $0.1 million and $1.0 million, respectively.

NOTE 11  SHAREHOLDER RIGHTS PLAN

     On July 10, 1996, the Board of Directors adopted a Shareholder Rights Plan (the Plan). Under the terms of the Plan, each shareholder of record at the close of business on July 22, 1996, received as a dividend one Preferred Share purchase right (Right) for each share of Common Stock of the Company. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock of the Company at a price of $100.00 per share, subject to adjustment. The Rights will separate from the Common Stock and become exercisable following the twentieth day after a person or group acquires beneficial ownership of more than 20.5% of the Company's Common Stock or announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of more than 20.5% of the Company's Common Stock. Upon such events, the Company's Board of Directors may exchange the Rights for one share of Common Stock per right. Any unexercised Rights not exchanged will have the right to receive Common Stock having a value of two times the purchase price of the Right. The Rights expire on July 21, 2006, unless redeemed at the Company's option for $0.001 per Right at any time on or prior to the twentieth day after public announcement that a person or group has acquired beneficial ownership of more than 20.5% of the Common Stock. Preferred shares purchasable upon exercise of the right will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of one hundred times the dividend declared per share of Common Stock. Preferred Shares will have one hundred votes.

                             ADFLEX SOLUTIONS, INC.

NOTE 12  INCOME TAXES

     Income taxes include the following (in thousands):

                                                             YEAR ENDED DECEMBER 31,
                                                          -----------------------------
                                                           1994       1995       1996
                                                          ------     ------     -------
        Federal:
          Current.......................................  $4,256     $4,091     $   (77)
          Deferred......................................    (284)       520      (9,623)
                                                          -------    ------      ------
                                                           3,972      4,611      (9,700)

        State:
          Current.......................................   1,174         70          54
          Deferred......................................     (50)       137        (149)
                                                          -------    ------      ------
                                                           1,124        207         (95)
        Foreign, current................................      34        309          41
                                                          -------    ------      ------
                                                          $5,130     $5,127     $(9,754)
                                                          =======    ======      ======

     The tax benefits associated with certain stock options reduced taxes currently payable by $0.9 million and $0.1 million for 1995 and 1996, respectively. Such benefits are credited to additional paid-in capital when realized.

     For interim periods, the provision for income taxes is based upon the estimated income tax rate for the full fiscal year.

     Income tax expense (benefit) differs from the amount computed by applying the federal statutory rate, as follows (in thousands):

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                              1994       1995        1996
                                                             ------     ------     --------
    Federal income tax expense (benefit) calculated at
      the statutory rate.................................    $4,275     $  491     $(12,172)
    State income tax (benefit), net of federal benefit...       731        135          (62)
    Foreign losses with no tax benefit...................        --         --        2,438
    Tax exempt income....................................        --       (249)          --
    In-process technology................................        --      4,872          (54)
    Research and development credit......................      (300)      (100)        (100)
    Other, net...........................................       424        (22)         196
                                                             ------     ------     --------
    Income tax expense (benefit).........................    $5,130     $5,127     $ (9,754)
                                                             ======     ======     ========

                             ADFLEX SOLUTIONS, INC.

NOTE 12  INCOME TAXES (CONTINUED)
     Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities as of December 31, 1995 and 1996 are as follows (in thousands):

                                                                        1995       1996
                                                                        -----     -------
    Deferred tax assets:
      Tax benefits related to restructuring.........................    $  --     $10,601
      Inventory valuation...........................................       39         438
      Accrued liabilities...........................................      460         352
      Allowance for returns and doubtful accounts...................      251         188
                                                                        -----      ------
                                                                          750      11,579
    Deferred tax liabilities:
      Tax versus financial reporting depreciation...................      428         974
      Prepaid expenses and other....................................       43         554
                                                                        -----      ------
                                                                          471       1,528
                                                                        -----      ------
    Net deferred tax asset..........................................      279      10,051
    Less deferred tax asset-current.................................      750       2,505
                                                                        -----      ------
    Deferred tax asset (liability) long-term........................    $(471)    $ 7,546
                                                                        =====      ======

     Management has concluded that no valuation allowance is required based on its assessment that current and future levels of taxable income will, more likely than not, be sufficient to realize the tax benefits.

     The Internal Revenue Service (IRS) has concluded a field audit of the Company's income tax returns for the tax year 1993. In connection with this audit, the IRS has proposed adjustments to the Company's income and tax credits for the year, which would result in additional tax of approximately $1.6 million including interest and penalties. The major proposed adjustment, which relates to the allocation of the purchase price of assets obtained from Rogers Corporation (Rogers) pursuant to acquisition agreements between the Company and Rogers, would extend the period over which the tax benefit for the purchase price would be recovered. The Company disagrees with the proposed adjustments and is contesting them. The Company does not believe based on currently available consolidated information that the final disposition of these matters will have a material adverse effect on the overall financial condition of the Company.

     Pre-tax income (loss) from foreign operations was $0.1 million, $0.9 million, and $(38.5 million) for the years ended December 31, 1994, 1995 and 1996, respectively, and for the nine months ended September 30, 1996 and 1997 was $(37.7) million and $0.5 million, respectively. The residual United States tax liability for unremitted foreign earnings is immaterial.

                             ADFLEX SOLUTIONS, INC.

NOTE 13  COMMITMENTS AND CONTINGENCIES

  Lease Commitments

     The Company leases its facilities and equipment under capital and operating leases which expire at various dates through April 30, 2003. As of December 31, 1996 the future minimum lease commitments under these leases are payable as follows, including lease payments to Xyratex related to the U.K. operation through the date of termination (in thousands):

                                                                CAPITALIZED     OPERATING
                                                                  LEASES         LEASES
                                                                -----------     ---------
        Year ended December 31,
          1997................................................     $ 189         $ 4,089
          1998................................................       189             499
          1999................................................        16             379
          2000................................................        --             284
          2001................................................        --             247
          2002 and thereafter.................................        --             215
                                                                  ------            ----
        Total minimum lease payments..........................     $ 394         $ 5,713
                                                                                    ====
        Less amounts representing interest....................       (54)
                                                                  ------
        Present value of future net minimum lease payments....     $ 340
                                                                  ======

     The Company recently renewed the lease related to its Chandler, Arizona facility through June 2003. (See Note 15).

     Rent expense for all operating leases for the years ended December 31, 1994, 1995 and 1996 was $0.9 million, $1.1 million, and $4.2 million, respectively. At December 31, 1995 and 1996, the Company had capitalized $0.7 million of assets acquired under capitalized lease agreements in the accompanying consolidated balance sheet.

  Environmental Remediation Contingency

     The nature of the Company's business exposes the Company to potential environmental remediation liabilities arising from the manufacture, use and disposal of hazardous materials used to manufacture flex interconnect products. Management believes that any cost associated with maintaining the Company's compliance with current environmental remediation laws will not have a material adverse effect on the Company's consolidated business, financial condition, results of operations and cash flows.

                             ADFLEX SOLUTIONS, INC.

NOTE 14  GEOGRAPHIC SEGMENT AND MAJOR CUSTOMER INFORMATION

     The Company operates in one business segment, which is the manufacture and sale of flexible circuit-based interconnect products. Financial information summarized by geographic area for the year ended December 31, 1996, is as follows (in thousands):

                                     NORTH                SOUTHEAST
                                    AMERICA     EUROPE      ASIA      ELIMINATIONS   CONSOLIDATED
                                    --------   --------   ---------   ------------   ------------
    Customer revenue..............  $ 93,524   $ 62,767    $   545      $     --       $156,836
    Affiliate revenue.............     6,056                              (6,056)
                                    --------   --------     ------      --------       --------
              Total revenue.......  $ 99,580   $ 62,767    $   545      $ (6,056)      $156,836
    Operating income (loss).......  $  5,531   $(38,516)   $  (570)     $   (136)      $(33,691)
    Identifiable assets...........  $114,655   $ 26,385    $ 3,162      $(51,021)      $ 93,181

     At December 31, 1995, included in the Company's net assets were assets totaling $47.2 million which were located in Europe.

     At any given time, sales to certain customers may account for a significant portion of the Company's business. Sales to Seagate Technology, Inc. accounted for 19.0%, 21.0% and 35.0% of net sales for the years ended December 31, 1994, 1995 and 1996, respectively. Sales to two additional customers accounted for 8.0% and 12.0%, 13.0% and 19.0%, and 11.0% and 18.0% of net sales in 1994, 1995 and 1996, respectively.

     Export sales during the years ended December 31, 1994, 1995 and 1996, were $27.4 million, $43.2 million and $26.6 million, respectively.

     The Company's Mexican manufacturing employees are covered by a collective bargaining agreement, which covers 3,200 of approximately 4,000 Mexican employees. This agreement expires on December 15, 1997. Management expects this agreement will be renewed.

NOTE 15  RELATED PARTY TRANSACTIONS

  Acquisition Agreements With Rogers Corporation

     Pursuant to the asset purchase agreements entered into on June 28, 1993 between the Company and Rogers Corporation (Rogers) whereby the Company purchased the Flexible Interconnect Division (the Predecessor) of Rogers, Rogers retained certain existing and potential liabilities. In particular Rogers retained all liabilities resulting from, among other things, the creation, storage, discharge, use or handling of hazardous or toxic substances by the Predecessor that may exist on or about the Company's facilities in Arizona and Mexico prior to the acquisition. In addition, Rogers retained certain other liabilities, including (i) all liabilities with respect to litigation of the Predecessor pending on the consummation date of the acquisition; (ii) federal income and certain state sales tax liabilities relating to periods prior to the acquisition; (iii) certain liabilities related to employment matters of the Predecessor; and (iv) any trade payables incurred prior to the closing.

     In connection with the acquisition, the Company entered into a supply agreement with Rogers for the supply to the Company of certain raw material components used in the manufacture of the Company's products. The Company also entered into a building lease with an affiliate of Rogers to lease the Predecessor's corporate headquarters and U.S. manufacturing facility. The lease agreement for the Company's U.S. facility is for five years with a five year renewal option. As provided for in the lease agreement, the Company exercised its option to renew the lease for an additional five years on June 3, 1997, twelve months prior to the lease expiration date. The extended lease agreement provides for fixed payments of $0.5 million per annum for the first three years, mutually agreed upon market

                             ADFLEX SOLUTIONS, INC.

NOTE 15  RELATED PARTY TRANSACTIONS (CONTINUED)
rates for years four through eight and mutually agreed upon market rates adjusted for the Consumer Price Index for years nine and ten. Total rent expense paid to Rogers was $0.5 million for each of the years ended December 31, 1994, 1995 and 1996, and was $0.4 million for each of the nine months ended September 30, 1996 and 1997.

  AMP Component Purchases

     The Company purchases certain components from AMP, Incorporated (AMP), a stockholder of the Company that through the Company's initial public offering, had a representative on the Company's Board of Directors. Purchases from AMP for the years ended December 31, 1994, 1995 and 1996 were $0.7 million, $1.6 million, and $2.6 million, respectively, and for the nine months ended September 30, 1996 and 1997 were $2.5 million and $2.4 million, respectively.

  Affiliation With Smartflex

     In order to facilitate their manufacturing processes, the Company's customers often require that the Company sell finished interconnects to contract assemblers for further assembly. The Company derived 19.0%, 19.0% and 8.0% of its net sales in 1994, 1995 and 1996, respectively, and 8.0% and 6.0% of its net sales for the nine months ended September 30, 1996 and 1997, respectively, from sales to Smartflex Systems, Inc. (Smartflex), which is a contract assembler that was formerly the Joint Venture between Rogers and a third-party, and at December 31, 1995 was partially owned by a major stockholder of the Company. At December 31, 1995, a director of the Company was also a director of Smartflex.

  Affiliation With Xyratex

     The Company derived 2% of its net sales in 1996 from sales to Xyratex, a major shareholder of the Company with a representative on the Company's Board of Directors. The Company leases the ADFlex U.K. manufacturing facility from Xyratex. Total lease payments made to Xyratex in 1996 totaled $2.6 million. In addition, $1.9 million was paid to Xyratex in 1996 for administrative services.

                             ADFLEX SOLUTIONS, INC.

NOTE 16  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                         FIRST      SECOND       THIRD        FOURTH
                                        QUARTER     QUARTER     QUARTER      QUARTER        YEAR
                                        -------     -------     --------     --------     --------
                                                 (In thousands, except per share amounts)
Net sales
  1995................................  $21,980     $24,423     $ 28,461     $ 26,299     $101,163
  1996................................   38,082      35,031       36,898       46,825      156,836
  1997................................   48,221      56,244       55,058           --           --
Gross profit (loss)
  1995................................  $ 6,192     $ 7,076     $  7,684     $  7,103     $ 28,055
  1996................................    7,198       5,244         (295)       6,416       18,563
  1997................................    7,423       9,090       10,145           --           --
Net income (loss)
  1995................................  $ 2,206     $ 2,526     $  2,814     $(11,269)(2) $ (3,723)
  1996................................      840        (660)     (25,663)(1)      459      (25,024)
  1997................................      873       1,880        2,597           --           --
Net income (loss) per share
  1995................................  $  0.31     $  0.35     $   0.38     $  (1.60)    $  (0.54)
  1996................................     0.10       (0.08)       (2.98)        0.05        (2.92)
  1997................................     0.10        0.21         0.29           --           --

---------------
(1) Includes charges of $29.2 million (pre-tax) related to restructuring of the Company's U.K operations, see Note 2.

(2) Includes charges of $13.9 million related to the write-off of in-process technology in conjunction with the ADFlex U.K. acquisition, see Note 2.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses in connection with the offering described in the Registration Statement, all of which will be borne by the Company.

        Registration Fee..................................................  $ 21,288
        NASD Filing Fee...................................................     7,525
        Nasdaq Listing Fee................................................    17,500
        Blue Sky Fees and Expenses........................................     5,000*
        Legal Fees and Expenses...........................................   100,000*
        Accounting Fees and Expenses......................................    75,000*
        Printing and Engraving Expenses...................................   150,000*
        Transfer Agent Fee................................................     5,000*
        Miscellaneous.....................................................    18,687*
                                                                            --------
                  Total...................................................   400,000*

---------------
* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the Delaware General Corporation Law (the "DGCL"), the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, including grossly negligent business judgments made in good faith, except for liability (i) for breach of the duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL (governing distributions to stockholders), or (iv) for any transaction for which a director derives an improper personal benefit. In addition, Section 145 of the DGCL and the Company's Certificate of Incorporation and By-laws, under certain circumstances, provide for the indemnification of the Company's officers and directors against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but that description is qualified in its entirety by reference to the Company's Certificate of Incorporation and By-laws.

     In general, any officer, director, employee or agent may be indemnified against expenses, including attorneys' fees, fines, settlements or judgments which were actually and reasonably incurred in connection with a legal proceeding, other than one brought by or on the behalf of the Company, to which he was a party as a result of such relationship, if he acted in good faith, and in the manner he believed to be in the Company's best interest and not unlawful. If the action is brought by or on behalf of the Company, the person to be indemnified must have acted in good faith in a manner he believed to have been in the Company's best interest and must not have been adjudged liable for negligence or misconduct.

     No person seeking indemnification may be denied indemnification unless the Board of Directors or the stockholders of the Company determine in good faith, or independent legal counsel for the Company opines in writing, that the standards for indemnification have not been met. A successful defense is deemed conclusive evidence of a person's right to be indemnified against expenses.

     The Company may advance funds to pay the expenses of any person involved in such action provided that the Company receives an undertaking that the person will repay the advanced funds if it is ultimately determined that he is not entitled to indemnification.

     The Company has entered into substantially identical indemnification agreements with each of its directors. The Company has agreed, to the full extent permitted by the DGCL, as amended from time to time, to indemnify each indemnitee against all loss and expense incurred by, or as a result of any threat of, his being named a party to any completed, pending or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason that he was a director, officer, employee or agent of the Company or any of its affiliates, or because the Company has a right to judgment in its favor because of his position with the Company. The indemnitee will be indemnified so long as he acted in good faith and in a manner reasonably believed by him to be in or not opposed to the Company's best interest. The agreements provide that the indemnification thereunder is not exclusive of any other rights the indemnitees may have under the Company's Certificate of Incorporation, By-laws or any agreement or vote of stockholders, nor may the Certificate of Incorporation or By-laws by amended to affect adversely the rights of any indemnitee. The foregoing description is qualified in its entirety by reference to the indemnification agreements.

     The Company maintains a directors' and officers' liability insurance policy.

ITEM 16.  EXHIBITS

NUMBER                                          DESCRIPTION
-------       -------------------------------------------------------------------------------
   1.1        Form of Underwriting Agreement among the Registrant, BancAmerica Robertson
              Stephens, Hambrecht & Quist LLC and PaineWebber Incorporated, and the Selling
              Stockholders
   2.1 (1)    Asset Purchase Agreement between the Registrant and Rogers Corporation dated
              June 28, 1993
   2.2 (1)    Asset Purchase Agreement between ADFlex Mexico S.A. de C.V. ("ADMex") and
              Rogers Mexicana, S.A. de C.V. dated June 28, 1993
   2.3 (2)    Share Sale and Purchase Agreement, dated January 7, 1996, between the
              Registrant and Havant International Holdings Limited
   2.4 (2)    Letter, dated January 7, 1996, constituting the Disclosure Letter under the
              Share Sale and Purchase Agreement included as Exhibit 2.3
   3.1 (1)    Restated Certificate of Incorporation
   3.2 (1)    Bylaws
   3.3 (3)    Amendment to Bylaws Adopted January 31, 1996
   4.1 (1)    Specimen Common Stock Certificate
   4.2 (4)    Rights Agreement, dated as of July 10, 1996, between the Registrant and First
              National Bank of Boston, NA, including the Certificate of Designation of
              Rights, Preferences and Privileges of Series A Participating Preferred Stock,
              the form of Rights Certificate and the Summary of Rights attached thereto as
              Exhibits A, B
              and C, respectively.
   5.1 (5)    Opinion of Fennemore Craig, P.C.
  11.1 (6)    Statement Regarding Computation of Earnings Per Share
  16.1 (1)    Letter from KPMG Peat Marwick
  23.1        Consent of Ernst & Young LLP, Independent Auditors
  23.2 (5)    Consent of Fennemore Craig, P.C. (contained in their opinion filed as Exhibit
              5.1 to this Registration Statement)
  24.1        Powers of Attorney (contained on page II-6)
  24.2        Certified resolutions of the Board of Directors of the Registrant, dated
              October 21, 1997, appointing the attorneys-in-fact

---------------
 (1) Incorporated by reference from the Company's Registration Statement on Form S-1 (No. 33-80324) or amendments thereto, filed with the Securities and Exchange Commission on June 16, 1994

 (2) Incorporated by reference from the Company's Current Report on Form 8-K dated January 7, 1996

 (3) Incorporated by reference from the Company's Form 10-K for the fiscal year ended December 31, 1995

 (4) Incorporated by reference from the Company's Form 8-K dated July 10, 1996

 (5) To be filed by amendment.

 (6) Incorporated by reference from the Company's Form 10-K for the fiscal year ended December 31, 1996.

  + Confidential treatment granted for portions of the exhibit.

 ++ Confidential treatment requested for portions of the exhibit.

  * Constitutes a management contract or compensatory plan or arrangement.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chandler, State of Arizona on October 21, 1997.

                                          ADFLEX SOLUTIONS, INC.

                                          By     /s/  ROLANDO C. ESTEVERENA

                                            ------------------------------------
                                            Rolando C. Esteverena
                                            President, Chief Executive
                                            Officer, Chairman and Director

                               POWER OF ATTORNEY

     Each person whose signature appears below on this Form S-3 Registration Statement hereby constitutes and appoints Rolando C. Esteverena, Donald E. Frederick and R. Charles Furniss, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (unless revoked in writing) to sign any or all amendments (including post-effective amendments thereto) to this Form S-3 Registration Statement to which this power of attorney is attached, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                               TITLE                     DATE
------------------------------------------  -----------------------------  -------------------
        /s/  ROLANDO C. ESTEVERENA          President, Chief Executive     October 21, 1997
------------------------------------------    Officer, Chairman and
          Rolando C. Esteverena               Director (Principal
                                              Executive Officer)

         /s/  DONALD E. FREDERICK           Vice President and Chief       October 21, 1997
------------------------------------------    Financial Officer
           Donald E. Frederick                (Principal Financial
                                              Officer and Principal
                                              Accounting Officer)

                                            Director                       October 21, 1997
------------------------------------------
               Steve Sanghi

          /s/  RICHARD P. CLARK             Director                       October 21, 1997
------------------------------------------
             Richard P. Clark
       /s/  WILLIAM KENNEDY WILKIE          Director                       October 21, 1997
------------------------------------------
          William Kennedy Wilkie

                                            Director                       October 21, 1997
------------------------------------------
              Wade Meyercord

                                   APPENDIX A

           [Description of graphical material for inside front cover]

Flexible circuits                       Look how far                            Integrated cir-
must flex more than                     we've come.                             cuits and other
25,000 times                            Cellular telephones                         components
through a note-                         now fit in a                            can be mounted on
book computer        [Photo of person   shirt pocket and    [Photo of person    flexible circuits    [Photo of person
hinge without        holding flexible   some weigh less     holding cellular    to eliminate bulky   holding flexible
breaking.            circuit]           than 4 ounces.      telephones]             circuit boards.      circuit with
MECHANICAL                              SMALLER AND                             SYSTEM-LEVEL         mounted components]
FLEXURE                                 LIGHTER                                 ASSEMBLIES

Strategic locations
for optimum
cost-efficiency      [Graphic of
and productivity     World]

ADFlex Thailand
ADFlex U.K.
ADFlex Mexico
ADFlex
ADFlex Solutions, Inc. is a
Leading High-Volume Flexible Circuit
Interconnect Manufacturer




WHO IS ADFLEX?

     As one of the world's leading high-volume flexible circuit interconnect manufacturers, ADFlex Solutions, Inc. combines superior design, low-cost/ high-volume fabrication and advanced assembly and testing to provide a one-stop-shop solution for electronics OEMs. Miniaturization, form and weight of applications are driving factors of the markets targeted by the Company. ADFlex is the preferred flexible circuit interconnect supplier to many of the world's leading producers of hard disk drives, notebook computers, cellular telephones and high-end consumer electronics products.


DESIGN
FABRICATION     [Graphic and Photos of production stages]
ASSEMBLY
TEST


Single-Source Provider
ADFlex offers design, fabrication,
assembly and test to efficiently
and expeditiously meet the needs
of its customers.

[ADFLEX LOGO]

                                   APPENDIX A

           [Description of graphical material for inside back cover]


Growth trends                                                         Compact elec-
in data                             Flex is a key enabling            tronic devices
storage will                        technology for                    are constant
provide ongoing    [Photo of        today's                           companions
demand for         hard disk        portable work    [Photo of        at home and   [Photo of
flexible circuits.    drive]        place.            notebook        at play.       portable
LEADER                              ALWAYS           computer]        ACTIVE         CD player]
IN HDD                              IN TOUCH                          LIFESTYLES

                                    Smart compo-
Growth opportu-                     nents mounted to
nities in optical                   flexible circuits extend
storage tech-                       cellular phone
nologies such     [Photo of         battery life.         [Photo of cellular telephone]
as Digital Video   digital          SMART
Disks.             video disk]      COMPONENTS
NEW MARKETS

Flexible circuits can be instrumental in enabling today's advanced electronics applications to perform better while also being made smaller and lighter.

Switch
Microphone
Surface mount components
Flexible circuit substrate [Photo of cellular phone and flexible circuit] Connector

Enabling
Technology


WHAT ARE FLEXIBLE CIRCUITS?

     The growth in demand for smaller, lighter and higher performance electronics products has stimulated the miniaturization of electronics devices.

     A flexible circuit interconnect addresses some of the challenges of miniaturization since it can bend. The essential property lies in its design--a pliable substrate onto which conductive circuit pathways of copper are fabricated. After fabrication, components such as integrated circuits, speakers, microphones and switches are then added using advanced chip on flex or surface mount assembly processes.

     The ability of a flexible circuit interconnect to conform to sharp packaging contours has made it a leading driver of the ongoing reductions in the size of such popular products as cellular telephones. Its excellent electrical performance and ability to bend millions of times over the course of its life makes it a preferred interconnect solution in many applications, including hard disk drives and connecting flip-up displays in today's powerful notebook computers.

Providing Flexible Solutions
Components can be
mounted directly to the
flexible circuit
making this substrate more
conducive to today's
smaller form factors.

[ADFLEX LOGO]

[Picture of ADFlex logo and flexible circuit]

                                 EXHIBIT INDEX

NUMBER                                       DESCRIPTION
------   -----------------------------------------------------------------------------------
  1.1    Form of Underwriting Agreement among the Registrant, BancAmerica Robertson,
         Stephens, Hambrecht & Quist LLC and the Selling Stockholders.
 23.1    Consent of Ernst & Young LLP, Independent Auditors
 24.1    Powers of Attorney (contained on page II-6)
 24.2    Certified resolutions of the Board of Directors of the Registrant, dated October
         21, 1997, appointing the attorneys-in-fact